Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

February 22, 2023

Dear Shareholder,

You are cordially invited to attend an Annual Meeting of Shareholders (the “Annual Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”), to be held on Thursday, March 30, 2023 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Yaron Kaiser
Chairman of the Board

Steakholder Foods Ltd.
______________________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON MARCH 30, 2023

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”) will be held on Wednesday, March 30, 2023 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Annual Meeting.

The agenda of the Annual Meeting will be as follows:

1.	to reelect each of Mr. Eli Arad and Mr. David Gerbi as Class I directors of the Company;

2.	to approve our compensation policy;

3.	to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors;

4.	to approve the compensation payable to our current and future directors;

5.	to approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer;

6.	to approve the 2022 Share Incentive Plan; and

7.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

We know of no other matters to be submitted at the Annual Meeting other than as specified herein. If any other business is properly brought before the Annual Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

The approval of each of the items above requires the affirmative vote of a majority of the shares (including those represented by ADSs) present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions). The approval of Items 2, 4 (in the event Item 2 is not approved) and 5 requires, in addition to such majority vote, that either (i) the shares (including those represented by ADSs) voted in favor of such proposal include a majority of the shares voted by shareholders and ADS holders (as applicable) who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law” or the “Companies Law”), or (ii) the total number of shares (including those represented by ADSs) voted by the disinterested shareholders and ADS holders (as applicable) described in clause (i) against such resolution does not exceed two percent (2%) of our aggregate voting rights.

Shareholders and holders of our ADSs of record at the close of business on the record date, February 21, 2023, are entitled to notice of and to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. Accordingly, if you hold shares (whether registered in your name or in “street name”) you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual Meeting, to revoke the proxy or to vote your ordinary shares in person. If you hold ordinary shares and you wish to attend the Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If you hold ADSs (whether registered in your name or in “street name”) you will receive voting instruction cards from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

We will furnish copies of the proxy statement, the proxy card, the voting instruction card and other documents to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.steakholderfoods.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser Chairman of the Board

Date: February 22, 2023
i

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805, Israel
________________________

PROXY STATEMENT
________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of Steakholder Foods Ltd. at the close of business on February 21, 2023, in connection with the solicitation by our Board of Directors of proxies for use at an Annual General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders.

The Annual General Meeting of the Shareholders will be held on Thursday, March 30, 2023 at 4:00 p.m. Israel time at our new executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Annual Meeting.

INTRODUCTION

We are a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	the “Company,” “we,” “us,” or “our” are references to Steakholder Foods Ltd. and its subsidiaries;

•	“ADSs” means our American Depositary Shares, each representing 10 ordinary shares;

•	“Articles of Association” refers to our amended and restated articles of association of July 22, 2022;

•	“Companies Law” means the Israeli Companies Law, 5759-1999;

•	“dollars,” “U.S. dollars” or “$” mean United States dollars;

•	“Annual Meeting” means the Annual Meeting of the Shareholders;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, no par value; and

•	“SEC” means the United States Securities and Exchange Commission.

On February 21, 2023, the representative exchange rate between the NIS and the dollar, as published by the Bank of Israel, was NIS 3.649 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE ANNUAL MEETING

It is proposed that the following resolutions be adopted at the Annual Meeting:

1.	to reelect each of Mr. Eli Arad and Mr. David Gerbi as Class I directors of the Company;

2.	to approve our compensation policy;

3.	to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors;

4.	to approve the compensation payable to our current and future directors;

5.	to approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer;

6.	to approve the 2022 Share Incentive Plan; and

7.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

VOTE REQUIRED FOR APPROVAL OF EACH PROPOSAL

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this Proxy Statement.

In addition, the approval of Items No. 2, 4 (in the event Item 2 is not approved) and 5 requires is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Annual Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company), including, with respect to Items No. 4 (in the event Item 2 is not approved) and 5, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Items No. 2, 4 (in the event Item 2 is not approved) and 5.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. However, if a shareholder attends the Annual Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Annual Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Annual Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present. Notwithstanding the foregoing, if you do not state on the form of proxy whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your Shares will not be voted on Items 2, 4 (in the event Item 2 is not approved) and 5.

We do not believe we have a controlling shareholder as of the record date of the Annual Meeting, and therefore, we believe that (other than our directors, officers and their relatives) none of our shareholders should have a personal interest in Items 2, 4 (in the event Item 2 is not approved) and 5. Such shareholders should mark “YES” on the form of proxy or voting instruction form (or in their electronic submission) to confirm that they are not controlling shareholders and do not have a personal interest in the matter.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares or ADSs.

Shareholder Proposals

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Annual Meeting may submit to the Company a proposed additional agenda item for the Annual Meeting, to the Company’s offices, c/o the Company Secretary, at 5 David Fikes St., Rehovot 7610201, Israel, no later than March 1, 2023. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than March 8, 2023, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

If applicable, a revised agenda will be published by way of issuing a press release or furnishing a Form 6-K with the SEC.

The wording of the resolutions to be voted at the Annual Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the Company Secretary (Tel: +972-73-541-2206).

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on February 21, 2023 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of February 21, 2023, we had 172,071,117 issued and outstanding ordinary shares.

The quorum required at the Annual Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of our voting rights.  If the Annual Meeting is adjourned for lack of a quorum, it will be adjourned to the following business day, at the same time and place (i.e. it will be adjourned to Friday, March 31, 2023, at 4:00 p.m. Israel time), or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our Ordinary Shares as of the date hereof, based on 172,071,117 Ordinary Shares outstanding as of the date hereof:

	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares
Shimon Cohen	12,175,320	(1)	7.1%

(1)
This information is based solely on a Schedule 13D filed with the SEC on September 22, 2022, pursuant to which Shimon Cohen reported that he is the direct and beneficial owner of 12,175,320 Ordinary Shares, which represents (i) 305,616 ADSs held by Mr. Cohen in his individual capacity and (ii) 437,245 ADSs, 222,068 ADSs and 252,603 ADSs held indirectly by Mr. Cohen through S.C. Ma’agarei Enosh Ltd., Reshet Bitachon Ltd. and Ma’agarim Proyektim Ltd., respectively, each of which Mr. Cohen is the sole owner, manager and shareholder. The address for Shimon Cohen is 20 Derech HaShalom, Tel Aviv, 61250 Israel.

The following table lists, as of the date hereof, the number of our Ordinary Shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors and executive officers
Arik Kaufman(2)	449,930	*
Guy Hefer(3)	312,500	*
Dan Kozlovski(4)	133,340	*
Yaron Kaiser(5)	1,551,940	*
David Gerbi(6)	216,010	*
Eli Arad(7)	164,510	*
Sari Singer(8)	168,460	*
All directors and executive officers as a group (7 persons)	2,996,690	1.7%

*  Represents beneficial ownership of less than one percent (1%).

(2)
Consists of 283,270 Ordinary Shares and options to purchase 166,660 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of $0.519. These options expire on March 16, 2026.

(3)
Consists of options to purchase 166,670 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of NIS 3.49 ($0.99), expiring on March 24, 2025, and options to purchase 145,830 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of $0.716, expiring on July 20, 2025.

(4)	Consists of options to purchase 133,340 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of NIS 1.90 ($0.54). These options expire on August 5, 2024.

(5)
Consists of 1,435,280 Ordinary Shares based on information provided to us by Mr. Kaiser, and options to purchase 116,660 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of $0.519. These options expire on March 16, 2026.

(6)
Consists of 96,450 Ordinary Shares, RSUs vesting into 4,490 Ordinary Shares within 60 days of the date hereof and options to purchase 114,570 Ordinary Shares within 60 days of the date hereof with an exercise price of $0.716. These options expire on July 20, 2025.

(7)
Consists of 44,950 Ordinary Shares, RSUs vesting into 4,990 Ordinary Shares within 60 days of the date hereof and options to purchase 114,570 Ordinary Shares within 60 days of the date hereof with an exercise price of $0.716. These options expire on July 20, 2025.

(8)
Consists of 44,910 Ordinary Shares, and RSUs vesting into 8,990 Ordinary Shares within 60 days of the date hereof and options to purchase 114,570 Ordinary Shares within 60 days of the date hereof with an exercise price of $0.716. These options expire on July 20, 2025.

EXECUTIVE MANAGEMENT

Pursuant to our Articles of Association, our board of directors, which is comprised of four (4) members, is classified into three classes of similar size (the “Staggered Board”). The members of each class are elected in different years, so that only approximately one-third of the board is elected in any single year. As indicated below, we currently have two directors in Class I (with a term of office expiring at the Annual Meeting), one director in Class II (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2024), and one director in Class III (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2025).

Directors

The following table and text set forth the name, age and positions of each director currently serving on our board of directors:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	50	Class I	Director	2023 Annual Meeting
David Gerbi	43	Class I	Director	2023 Annual Meeting
Sari Singer	43	Class II	Director	2024 Annual Meeting
Yaron Kaiser	45	Class III	Chairman of the Board of Directors	2025 Annual Meeting

Biographies

Biographies of Class II and III Directors Whose Current Terms Extend Beyond the Annual Meeting

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and has served as Chairperson of Wilk Technologies Ltd. since January 2021. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaufman Kaiser Raz, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Sari Singer, Director

Sari Singer has served as a director since March 2021. Ms. Singer has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

Executive Officers

The following table provides information regarding our executive officers as of the date of this Proxy Statement:

Name	Age	Position
Arik Kaufman	42	Chief Executive Officer
Guy Hefer	41	Chief Financial Officer
Dan Kozlovski	38	Chief Technologies Officer

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which recently partnered with Steakholder Foods to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Guy Hefer, Chief Financial Officer

Guy Hefer has served as our Chief Financial Officer since October 2020. He has over ten years of experience in investment banking and corporate finance roles. Between 2019 and 2020, he was the chief financial officer of Prytek Holdings Pte Ltd., a private holding group investing in technology companies globally. Prior to that, Mr. Hefer was an investment banker at Leumi Partners Ltd. between 2018 and 2019 and GCA Altium Israel Ltd. between 2017 and 2018 in Israel and at Barclays investment banking division between 2011 and 2016 in the UK and in Israel. Prior to that Guy worked at Fahn Kanne Grant Thornton Israel, an accounting firm in Israel between 2009 and 2011. Mr. Hefer holds a B.A. degree in Accounting and Economics from the Tel Aviv University, Israel.

Dan Kozlovski, Chief Technologies Officer

Dan Kozlovski has served as our Chief Technologies Officer since February 2022, having previously served as our Vice President of Research & Development from August 2020 after joining us in December 2019. He specializes in R&D and product development, with expertise in three-dimensional computer-aided design. Mr. Kozlovski has more than ten years of experience working in high-technology companies in the printing market. Previously, he served as Future Platform R&D Mechanical Engineer at HP Indigo Division from June 2018 to December 2019. Mr. Kozlovski has also worked as Mechanical Team Leader at Nano Dimension Ltd. from August 2015 to June 2018. Mr. Kozlovski holds a B.Sc. degree in Mechanical Engineering from Ben Gurion University of the Negev and an Executive MBA in Technology, Innovation & Entrepreneurship Management from Tel Aviv University.

Compensation of Executive Officers

For information concerning the compensation earned during 2022 by our five most highly-compensated executive officers, including base salary, bonuses and equity-based compensation, please see “Management—Compensation of Executive Officers and Directors—Individual Compensation of Office Holders” in our registration statement on Form F-1/A (File No. 333-268559) filed on January 5, 2023.

Board Diversity Matrix (as of December 1, 2022)

Country of Principal Executive Offices:		Israel
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

ITEM 1

RE-ELECTION OF CLASS I DIRECTORS

Background

In accordance with our Staggered Board, at each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

We are presenting two (2) nominees for election as directors at the Annual Meeting, each of whom is a current member of our Board of Directors. If re-elected, each of the nominees (i) will hold office until the annual general meeting of the shareholders to be convened in 2026, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law and (ii) will be entitled to receive the compensation described in Item 5 (if such Item is approved).

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be four (4) directors, of whom Eli Arad, David Gerbi and Sari Singer qualify as independent directors under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 promulgated under the Exchange Act.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Eli Arad and David Gerbi each has such expertise.

The nominees, the present principal occupation or employment of each, the year in which each first became a director of the Company and a brief biography are set forth below. For details about beneficial ownership of our Shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominees.

For details about compensation paid or payable to these nominees if elected, see below under the caption “Compensation Payable to our Directors,” our Compensation Policy and Item 5 of this Proxy Statement.

Name	Age	Director Since	Position
Eli Arad	50	2018	Director
David Gerbi	43	2019	Director

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has been chief executive officer of the real-estate and life science investment company Merchavia Holdings and Investments Ltd (TASE:MRHL) since 2011. Mr. Arad has served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technology to improve cancer diagnostics since 2016, E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, and a number of privately-held companies (Veoli Ltd., Train Pain Ltd., EFA Ltd., Nervio Ltd. and Cardiosert Ltd.). He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center. We believe Mr. Arad is qualified to serve on our Board given his business experience and financial and accounting expertise.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) since 2017, Erech Finance Cahalacha Ltd. (TASE:EFNC) since 2019, Nur Ink Innovations Ltd. (TASE:NURI) since June 2021 and Bee-io Honey Ltd. (TASE:BHNY) since November 2021. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University. We believe Mr. Gerbi is qualified to serve on our Board given his business experience and financial and accounting expertise.

The Proposed Resolutions

It is proposed that the following resolutions be adopted at the Annual Meeting:

“RESOLVED, that Mr. Eli Arad be reelected, effective immediately, to serve as a Class I member of the Board of the Company until the close of the Company’s annual general meeting of shareholders in 2026, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.”

“RESOLVED, that Mr. David Gerbi be reelected, effective immediately, to serve as a Class I member of the Board of the Company until the close of the Company’s annual general meeting of shareholders in 2026, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

Our Board of Directors recommends a vote FOR each of the director nominees.

ITEM 2

COMPENSATION POLICY

At the Annual Meeting, shareholders will be asked to approve a new compensation policy regarding the terms of office and employment of our executive officers and directors. As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our current compensation policy (the “Existing Compensation Policy”) became effective on March 8, 2021, following its approval by our shareholders.

Pursuant to the Companies Law, our compensation policy must be reviewed from time to time by our compensation committee of the Board (the “Compensation Committee”) and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

Following a review of the Existing Compensation Policy by our Compensation Committee and Board, our Compensation Committee and Board propose adopting a new compensation policy (the “Proposed Compensation Policy”), in the form attached to this Proxy Statement as Annex A.

The Proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the Proposed Compensation Policy will not be approved by our shareholders, our Existing Compensation Policy will remain in full force and effect until the earlier of its expiration, on March 7, 2024, or the adoption of a new compensation policy. To the extent not approved by our shareholders at the Annual Meeting, our Compensation Committee and Board may nonetheless approve the Proposed Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

The Proposed Compensation Policy is intended to incentivize individual excellence to align the interests of our office holders with the Company’s short and long-term goals and performance, and as a result, with those of our shareholders.

Pursuant to the Proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment arrangements and other benefits. The cash bonuses that may be granted under the Proposed Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Proposed Compensation Policy, an annual cash bonus that may be awarded to executive officers (other than the Chief Executive Officer) may be based on company, division, departmental, business unit, and individual objectives. Measurable performance objectives may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to executive officers (other than the Chief Executive Officer) on a discretionary basis.

The Proposed Compensation Policy provides that the annual bonus awarded to the Company’s Chief Executive Officer will be based on measurable performance objectives of the Company, subject to a minimum threshold. The measurable performance objectives will be determined annually by the Compensation Committee and the Board and will be based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

Similar to our Existing Compensation Policy, the equity-based compensation under the Proposed Compensation Policy for our executive officers is consistent with the underlying objectives in determining the base salary and the annual cash bonus and designed to enhance the alignment between the executive officers’ interests with the long term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as RSUs, in accordance with the Company’s 2022 Plan (as defined in Item 6) as may be updated from time to time, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, role and the personal responsibilities of the relevant executive officer.

Under the Proposed Compensation Policy our executive officers may be granted with several cash and equity benefits upon or in connection with “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the executive officer is terminated or adversely adjusted in a material way. Our executive officers also may be granted with a non-compete grant upon the termination of their employment, the terms and conditions of which shall be decided by the Board.

The Proposed Compensation Policy contains compensation recovery (Clawback) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Proposed Compensation Policy also contains provisions that would enable our Chief Executive Officer to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance with the Proposed Compensation Policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Proposed Compensation Policy.

The Proposed Compensation Policy also governs the compensation of our Board members and provides that our non-employee directors may be entitled to an annual cash fee retainer, up to the limits set forth in the Proposed Compensation Policy. Our chairperson may also be entitled to an annual cash fee and annual bonus limited to a maximum amount as set forth in the Proposed Compensation Policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the Proposed Compensation Policy, subject to the approval of the Company’s shareholders as required under the Companies Law.

Under the Proposed Compensation Policy, our non-executive directors and our chairperson may also be awarded annual equity-based compensation up to the applicable limits set forth in the Proposed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Compensation Policy, which is attached as Annex A hereto.

The Proposed Resolution

“RESOLVED, to approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

COMPENSATION PAYABLE TO THE CHAIRMAN OF OUR BOARD OF DIRCTORS

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to Yaron Kaiser, the Chairman of our Board of Directors, commencing as of the date of approval of this proposal by the Board, i.e. January 24, 2023 (in this section, the “Chairman Commencement Date”). Mr. Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and currently serves as Chairperson of Wilk Technologies Ltd. Mr. Kaiser practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, Israel Securities Authority and corporate governance.

Engagement with BlueSoundWaves

According to the Services and Collaboration Agreement, dated October 6, 2021, between the Company and BlueOcean Sustainability Fund, LLC, a Delaware LLC doing business as BlueSoundWaves, ("BlueSoundWaves", and such agreement the "Services Agreement"), led by Ashton Kutcher, Guy Oseary and Effie Epstein, BlueSoundWaves, of which Mr. Kaiser is a founding partner, provides the Company with marketing and promotional, consulting, and partner and investor engagement services in the U.S. As consideration for such services, BlueSoundWaves received (i) options to purchase 6,251,770 ordinary shares, currently equal to 625,177 ADSs, and (ii) 1,243,150 of our ordinary restricted shares, currently equal to 124,315 ADSs.

BlueOcean Sustainability Management Fund LP, a Cayman partnership, and the managing partner of BlueSoundWaves ("BlueSoundWaves Management Fund") holds all of the outstanding share capital of BlueOcean Kayomot Ltd., an Israeli company ("BlueOcean Ltd."). Mr. Kaiser is a director of BlueOcean Ltd.

Proposal

Under the Companies Law, the terms of compensation of a director (including a chairman) of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On January 24, 2023, each of our Compensation Committee and Board of Directors found that the following compensation terms comply with our Compensation Policy, and our Compensation Committee recommended, and our Board of Directors approved, these compensation terms, subject to approval by our shareholders.

We propose to pay Mr. Kaiser the following compensation:

•
an annual fee of $290,000, to be paid in four equal quarterly installments in USD or in NIS at the then-current exchange rate, which will automatically increase by an amount equal to seven percent at the end of each year of service commencing from the Chairman Commencement Date;

•	an annual bonus equal to 70% of the bonus awarded to the Chief Executive Officer in the applicable year;

•
an allocation of restricted share units (RSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 134,000 ADSs), vesting over three years from the Chairman Commencement Date, pursuant to which 1/12 will vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control; and

•
an allocation of performance share units (PSUs) vesting into 1,340,000 ordinary shares (currently equivalent to 134,000 ADSs), vesting upon achievement of any one of the following milestones: (i) engagement with a strategic partner / investor (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) for an investment in the company or its subsidiaries, in cash in an amount of not less than five hundred thousand dollars; (ii) submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of our products; or (iii) engagement with a strategic partner (as defined above) in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization.

The following of Mr. Kaiser’s compensation terms are not being amended:

•	reimbursement of annual travel expenses of up to $18,000;

•
severance pay equal to 12.5% of Mr. Kaiser’s annual fee upon the involuntary termination of his directorship, not for cause, following three to twelve months of service, or 25% following twelve or more months of service (or 50% of these amounts upon Mr. Kaiser’s resignation); and

•
other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate Mr. Kaiser for his services and his contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract a highly-qualified chairman, the significant amount of time and effort that Mr. Kaiser provides and the compensation paid for active chairmen of the board by similar companies. When considering the proposed amendment to the equity-based compensation paid to our Chief Executive Officer, the compensation committee and the Board considered numerous factors, including a comprehensive benchmark analysis of compensation policy terms of 9 peer companies prepared by an independent compensation advisor, Compvision. Such survey included Israeli dual listed companies and Israeli companies listed in the U.S. and indicated that the terms of the proposed equity-based compensation are in line with market practices. Our compensation committee and board believe that by approving the proposed amendments to the compensation of the Chairman of the board of directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as executives. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation to be paid to Yaron Kaiser, the Chairman of the Board of Directors, as described in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 4

COMPENSATION PAYABLE TO OUR CURRENT AND FUTURE DIRECTORS

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to our directors Mr. Eli Arad, Mr. David Gerbi and Ms. Sari Singer, who are neither the Chairman of our Board of Directors nor executive directors, as well as to any additional non-executive director appointed to our Board in the future. Under the Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On January 24, 2023, our Compensation Committee recommended and our Board of Directors found that the following proposed compensation terms comply with the terms of the Proposed Compensation Policy, proposed for approval in Item 3, and approved these compensation terms, subject to approval by a general meeting of our shareholders. In the event the Proposed Compensation Policy is not approved by our shareholders, the compensation terms contemplated in this Item 4 will exceed the limitations under the Existing Compensation Policy, which will trigger a higher voting threshold, as further set forth under “Vote Required for Approval of Each Proposal”.

We propose to pay the aforementioned directors the following compensation, with the cash portion of the compensation to be paid in four equal, quarterly installments, as of the date:

•	An annual fee of $50,000 for each director, increased by 7% at the end of each year for three (3) years;

•
An annual fee of $5,000 for each director who serves on one or more committees of our board of directors, regardless of number of committees or position in each, increased by 7% at the end of each year for three (3) years;

•
Following their waiver of any unvested options and restricted share units (RSUs), an allocation of RSUs to each of Eli Arad, David Gerbi and Sari Singer, each vesting into 1,290,000 ordinary shares (currently equivalent to 129,000 ADSs), with a total value each of $135,000 ($45,000 per annum) based on the average closing price of our ADSs on the Nasdaq during the month prior to the approval of our Board of this allocation, vesting over three years (1/12 of the total at the end of each quarter) with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

In addition, we propose to pay any future non-executive director the following compensation, with the cash portion of the compensation to be paid in four equal, quarterly installments:

•	An annual fee of $50,000 for each director, increased by 7% at the end of each year for three (3) years;

•
An annual fee of $5,000 for each director who serves on one or more committees of our board of directors, regardless of number of committees or position in each, increased by 7% at the end of each year for three (3) years;

•
An allocation of restricted share units (RSUs) to each director vesting into ordinary shares with a value of $135,000 ($45,000 per annum) in an amount to be approved by our Board of Directors based on the average closing price of our ADSs on Nasdaq during the month prior to approval, vesting over three years (1/12) of the total at the end of each quarter) with no exercise price. RSUs issued to U.S.-resident directors shall be non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate the directors for their services and their contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies. When considering the proposed amendment to the equity-based compensation paid to our directors, the compensation committee and the Board considered numerous factors, including a comprehensive benchmark analysis of compensation policy terms of 18 peer companies prepared by an independent compensation advisor, Compvision. Such survey included Israeli dual listed companies and Israeli companies listed in the U.S. and indicated that the terms of the proposed equity-based compensation are in line with market practices. Our compensation committee and board believe that by approving the proposed amendments to the compensation of our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our board of directors. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in the best interests of the Company. In the event this proposal is not approved by our shareholders, the current compensation arrangements for our directors will continue in effect.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation to be paid to our current and future directors, as described in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 5

COMPENSATION PAYABLE TO THE CEO

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to Arik Kaufman, our Chief Executive Officer, commencing as of the date of approval of this proposal by the Board, i.e. January 24, 2023 (in this section, the “CEO Commencement Date”). Mr. Kaufman has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements.

Engagement with BlueSoundWaves

Please see the discussion above under Item 3, “Background – Engagement with BlueSoundWaves”. Mr. Kaufman is a founding partner of BlueSoundWaves and director of BlueOcean Ltd. and also serves as its CEO.

Proposal

Under the Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On January 24, 2023, each of our Compensation Committee and Board of Directors found that the following compensation terms comply with our Compensation Policy, and our Compensation Committee recommended, and our Board of Directors approved, these compensation terms, subject to approval by our shareholders.

We propose to pay Arik Kaufman the following compensation:

•	a gross annual salary at a cost to us of $414,000, which will automatically increase by an amount equal to seven percent at the end of each year of service commencing from the CEO Commencement Date;

•
an allocation of restricted share units (RSUs) vesting into 1,910,000 ordinary shares (currently equivalent to 191,000 ADSs), vesting over three years from the Chairman Commencement Date, pursuant to which 1/12 will vest every quarter until fully vested, with no exercise price, issued under the Company’s 2022 Share Incentive Plan and the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and subject to acceleration upon termination pursuant to either our sale or change in control;

•
an allocation of performance share units (PSUs) vesting into 1,910,000 ordinary shares (currently equivalent to 191,000 ADSs), vesting upon achievement of any one of the following milestones: (i) engagement with a strategic partner / investor (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) for an investment in the company or its subsidiaries, in cash in an amount of not less than five hundred thousand dollars; (ii) submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of our products; or (iii) engagement with a strategic partner (as defined above) in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization; and

•
an annual performance bonus in the aggregate amount of up to $113,000, subject to his meeting certain performance milestones as determined by our Board of Directors on an annual basis. In 2023, these milestones include engagement with a strategic partner investor (a global player in the food or drug industry) by the company or any of its subsidiaries, including an investment in the group or a collaboration such as a joint development agreement; completion of fund raising of at least USD 10 million dollars; completion of the full cycle carousel of our three-dimensional printer; submission of a regulatory approval for one of our products to the U.S. Food and Drug Administration, Singapore Food Agency or equivalent, engagement in a joint development agreement with other companies from the cultivated meat industry, and grant of a patent.

The following of Mr. Kaufman’s compensation terms are not being amended:

•	reimbursement of annual travel expenses;

•	termination of the employment relationship upon provision of six months’ advance notice by either party;

•
severance pay equal to 25% of the gross annual salary upon termination of Mr. Kaufman’s employment by us, not for cause, following three to twelve months of service, or 50% following twelve or more months of service (or 50% of these amounts upon Mr. Kaufman’s resignation); and

•
social benefits that we pay on behalf of officers, such as payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies, such as inclusion in our directors’ and officers’ liability insurance policy, and provision of indemnification, exculpation and exemption undertakings to the fullest extent permitted by the Companies Law.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate Mr. Kaufman for his services and his contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified chief executive officers and the compensation paid by similar companies. When considering the proposed amendment to the equity-based compensation paid to our Chief Executive Officer, the compensation committee and the Board considered numerous factors, including a comprehensive benchmark analysis of compensation policy terms of 12 peer companies prepared by an independent compensation advisor, Compvision. Such survey included Israeli dual listed companies and Israeli companies listed in the U.S. and indicated that the terms of the proposed equity-based compensation are in line with market practices. Our compensation committee and board believe that by approving the proposed amendments to the compensation of our Chief Executive Officer, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as executives. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation for Mr. Arik Kaufman, the Chief Executive Officer, as described in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 6

APPROVAL OF THE 2022 SHARE INCENTIVE PLAN

Background

Our Board approved the Steakholder Foods Ltd. 2022 Share Incentive Plan (the “2022 Plan”) on June 10, 2022. The 2022 Plan allows us to grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

The 2022 Plan took effect upon its adoption by our Board; however, no incentive stock options granted under the 2022 Plan may be exercised until the 2022 Plan is approved by our shareholders. If such shareholder approval is not obtained within twelve (12) months after the date of approval by our Board, then all incentive stock options previously granted under the 2022 Plan will immediately and automatically terminate and cease to be outstanding, and no further incentive stock options can be granted under the 2022 Plan.

The material terms of the 2022 Plan are summarized below. The summary is subject to and qualified in its entirety by reference to the full text of the 2022 Plan, which is included as Annex B to this Proxy Statement and incorporated herein by reference.

Summary of 2022 Plan

The 2022 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants. The maximum number Shares (which means ordinary shares, of no par value, (including ordinary shares resulting or issued as a result of share split, reverse share split, bonus shares, combination or other recapitalization events, and including in the form of American Depositary Shares), or shares of such other class of shares as shall be designated by the board of directors of the Company in respect of the relevant award) available for issuance under the 2022 Plan is equal to the sum of (i) 10,130,000 Shares, (ii) 1,127,850 Shares, which represents the number of Shares available for issuance under the Option and RSU Allocation Plan (the “Prior Plan”) on the effective date of the 2022 Plan, and (iii) an annual increase on the first day of each year beginning in 2023 and on January 1st of each calendar year thereafter and ending on January 1, 2032, equal to the lesser of (A) 5% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year. Shares issued under the 2022 Plan may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 awards) treasury shares (dormant shares) or otherwise Shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

Any Shares (a) underlying an award granted under the 2022 Plan or an award granted under the Prior Plan (in an amount not to exceed 8,498,490 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without resulting in the issuance of Shares; (b) if permitted by the Company, subject to an award that are tendered to pay the exercise price of an award; or withholding tax obligations with respect to an award; or  if permitted by the Company, subject to an award that are not delivered to a Grantee because such Shares are withheld to pay the exercise price of such award; or withholding tax obligations with respect to such award may again be available for issuance under the 2022 Plan and for issuance upon exercise or (if applicable) vesting thereof for the purposes of the 2022 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2022 Plan in its discretion.

The maximum aggregate number of Shares that may be issued pursuant to the exercise of incentive stock options granted under the 2022 Plan (the “ISO Limit”) shall be the sum of (a) the aggregate number of Shares set forth in clauses (a) and (b) in the above paragraph; and (b) any Shares underlying awards granted under the Prior Plan that are returned to the 2022 Plan (not to exceed 8,498,490 Shares). To the extent permitted under Section 422 of the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended (the “Code”), any Shares covered by an award that has expired, or was cancelled, terminated, forfeited, or settled in cash without the issuance of Shares shall not count against the ISO Limit. Shares that actually have been issued under the 2022 Plan shall not become available for future issuance hereunder pursuant to incentive stock options.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the Administrator (the "Administrator"), will administer the 2022 Plan. Under the 2022 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2022 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2022 Plan and take all other actions and make all other determinations necessary for the administration of the 2022 Plan.

The Administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2022 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2022 Plan but without amending the 2022 Plan; provided, that if the Administrator takes such action with respect to an award held by a U.S. service provider, it shall do so in accordance with the requirements of Section 409A of the Code, if applicable.

The Administrator also has the authority to amend and rescind rules and regulations relating to the 2022 Plan or terminate the 2022 Plan at any time before the date of expiration of its ten year term.

Eligibility. The 2022 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version) 5271-1961, and the regulations and rules promulgated thereunder, all as amended from time to time (the “Ordinance”), and Section 3(i) of the Ordinance and in compliance with Section 422 of the Code and Section 409A of the Code as they relate to U.S. service providers when granted Nonqualified Stock Options, and  to U.S. service providers who are Employees when granted Incentive Stock Options.

Grants. All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the Administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2022 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the Administrator and stated in the award agreement, and subject to the conditions of the 2022 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the Administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the Administrator.

Awards. The 2022 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.

Options granted under the 2022 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date immediately preceding the day of the grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.

Nonqualified stock options may not be granted to a U.S. service provider unless (i) the Shares underlying such options constitute “service recipient stock” under Section 409A of the Code and such options meet the other requirements to be exempt from Section 409A of the Code or (ii) such options comply with the requirements of Section 409A of the Code. A nonqualified stock option may be granted with an exercise price lower than the minimum exercise price set forth above  if (i) such option is granted pursuant to an assumption or substitution for another option in accordance with and pursuant to Section 409A of the Code or (ii) the Administrator expressly determined that the option will have a lower exercise price and the Option complies with Section 409A of the Code or meets another exemption under Section 409A of the Code.

Incentive stock options may be granted only to U.S. service providers who are employees of the Company. However, if for any reason an option (or portion thereof) does not qualify as an incentive stock option, then, to the extent of such non-qualification, such option (or portion thereof) shall be treated as a nonqualified stock option granted under the 2022 Plan.

An RSU may be awarded to any service provider, including under Section 102 of the Ordinance. Subject to Applicable Law, RSUs may be granted in consideration of a reduction in the recipient’s other compensation. No payment of exercise price shall be required as consideration for RSUs, unless included in the award agreement or as required by applicable law. The grantee shall not possess or own any ownership rights in the Shares underlying the RSUs. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after vesting as determined by the Administrator; provided, that no such deferral shall be made with respect to RSUs held by a U.S. service provider if such deferral would cause such RSUs to fail to qualify for an exemption under Section 409A of the Code and become subject to the requirements of Section 409A of the Code, unless expressly determined by the Administrator, or would violate the requirements of Section 409A. In no event shall any dividends or dividend equivalent rights be paid before the vesting of the portion of the RSUs to which such dividends or dividend equivalent rights relate, unless otherwise provided for in an award agreement or determined by the Committee. Any RSUs granted under the 2022 Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code.

Exercise. An award under the 2022 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the Administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee. The exercise period of an award will be determined by the Administrator and stated in the award agreement, but will in no event be longer than ten (10) years from the date of grant of the award. Notwithstanding anything to the contrary, the Administrator may extend the periods for which awards held by any grantee may continue to vest and/or be exercisable; it being clarified that such awards may lose their entitlement to certain tax benefits under applicable law; if done so with respect to a U.S service provider, the Administrator shall act in accordance with Section 409A of the Code, as applicable.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2022 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the Administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2022 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

Any Option that is intended to be an incentive stock option and is exercised later than three (3) months after the grantee ceases to be employed by the Company (or any parent or subsidiary), except in the case of death or “Disability” (as defined in Section 22(e)(3) of the Code), will be deemed a nonqualified stock option. If the grantee ceases to be employed by the Company (or any parent or subsidiary) due to disability, any option that is intended to be an incentive stock option and is exercised later than twelve (12) months after such termination date will be deemed a nonqualified stock option.

Voting Rights. Except with respect to restricted share awards, grantees will not have the rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividends but may be eligible to receive dividend equivalents.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the Administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the Administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the Administrator. In the event of a distribution of a cash dividend to all shareholders, the Administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

In the event of a merger or consolidation of the Company or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the Administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the Administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the Administrator to be fair in the circumstances. Changes with respect to awards held by U.S. service providers shall be made in accordance with the requirements of Section 409A of the Code or Section 424 of the Code, as applicable and to the extent necessary to avoid adverse tax consequences under Section 409A of the Code, a transaction or other event will not be deemed a Merger/Sale for purposes of awards granted to U.S. service providers unless the transaction or other event qualifies as a change in control event within the meaning of Section 409A of the Code.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the Steakholder Foods Ltd. 2022 Share Incentive Plan, as detailed in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 7

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, have served as our auditors since 2019.

At the Annual Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Annual Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31, (Amounts in thousands)
	2022	2021
Audit fees(1)	$295	$336
Tax fees(2)	25	3
Total	$320	$339

(1)
Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)
Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

PRESENTATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2022 and related auditor’s report will be presented for discussion, as required by the Companies Law.

The consolidated financial statements and related auditor’s report as well as our Annual Report may be obtained without charge from the SEC’s website at www.sec.gov or our website at www.steakholderfoods.com, or by directing a request to our corporate secretary. None of the consolidated financial statements, the related auditor’s report, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board currently knows of no other business to be transacted at the Annual Meeting, other than as set forth in the Notice of Annual Meeting of Shareholders; but, if any other matter is properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Yaron Kaiser Chairman of the Board Date: February 22, 2023

Annex A

COMPENSATION POLICY

STEAKHOLDER FOODS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], 2023)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Steakholder Foods Ltd. (“Steakholder Foods” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Steakholder Foods’ overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Steakholder Foods’ value and otherwise assist Steakholder Foods to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Steakholder Foods’ goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Steakholder Foods’ directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Steakholder Foods’ Compensation Policy for five (5) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Steakholder Foods (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Steakholder Foods’ objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Steakholder Foods’ success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Steakholder Foods’ core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Steakholder Foods’ shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Steakholder Foods’ short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Steakholder Foods’ short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting this Policy, Steakholder Foods’ Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Steakholder Foods’ other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Steakholder Foods were examined and will continue to be examined by Steakholder Foods from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Steakholder Foods.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Steakholder Foods to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Steakholder Foods’ ability to attract and retain highly skilled professionals, Steakholder Foods will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to Steakholder Foods the list of which shall be reviewed and approved by the Compensation Committee. To that end, Steakholder Foods shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.
Monthly remuneration for a study fund, as allowed by applicable law and with reference to Steakholder Foods’ practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
Steakholder Foods shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Steakholder Foods’ policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Steakholder Foods shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Steakholder Foods’ policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In the events of relocation and/or repatriation of an Executive Officer, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for one-time out-of-pocket payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.
Steakholder Foods may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of car related expenses and business travel including a daily stipend when traveling and other business related expenses, insurances (including private health insurance and screening tests), other benefits (such as meals in the office, newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Steakholder Foods’ policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Steakholder Foods’ objectives and business goals.

Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Steakholder Foods’ short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Steakholder Foods’ business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.
In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses—The Formula

Executive Officers other than the CEO

9.1.
The performance objectives for the annual cash bonus of Steakholder Foods’ Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Steakholder Foods’ CEO (in lieu of the Compensation Committee) and may be based on company and individual objectives. Measurable performance objectives will include the objectives and the weight to be assigned to each achievement in the overall evaluation, and will be based on actual results. The Company may also grant annual cash bonuses to Steakholder Foods’ Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Steakholder Foods’ CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Steakholder Foods’ Compensation Committee (and, if required by law, by Steakholder Foods’ Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results.

9.5.
The less significant part of the annual cash bonus granted to Steakholder Foods’ CEO, and in any event not more than 40% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Steakholder Foods may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200 % of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.
Signing Bonus. Steakholder Foods may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100 % of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Steakholder Foods may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100 % of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Steakholder Foods shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by Steakholder Foods prior to the second anniversary following the filing of such restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

11.3.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

11.4.
Steakholder Foods intends to adopt and comply with a “clawback policy” (the “Clawback Policy”), as contemplated pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as amended, which directs national securities exchanges, including The Nasdaq Stock Market LLC, to establish listing standards for purposes of complying with Rule 10D-1. To the extent there will be any inconsistencies between this Compensation Policy and the Clawback Policy to be adopted by Steakholder Foods, the latter shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Clawback Policy.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Steakholder Foods' Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Steakholder Foods and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Steakholder Foods is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Steakholder Foods’ policies, the main terms of which shall be disclosed in the annual report of Steakholder Foods.

12.4.
All other terms of the equity awards shall be in accordance with Steakholder Foods’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, including acceleration of awards, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - 325% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers - 215% of his or her annual base salary.

13.3.
The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Steakholder Foods’ ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advance Notice Period

Steakholder Foods may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Steakholder Foods may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Steakholder Foods may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Steakholder Foods may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Steakholder Foods for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed 100 % of the Executive Officer’s annual base salary. The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed200 % of the Executive Officer’s annual base salary . The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Steakholder Foods may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Steakholder Foods all subject to applicable law and the Company’s articles of association.

20.2.	Steakholder Foods will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee, and the annual premium may not exceed $2 million; and

20.2.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Steakholder Foods’ exposures, the scope of coverage and the market conditions.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Steakholder Foods shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.
The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Steakholder Foods may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities, post-offering.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for Steakholder Foods’ Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment, or twelve (12) months in the case of the CEO (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.
All Steakholder Foods’ non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $400,000 for the chairperson of Steakholder Foods' Board or lead independent director), an annual committee membership fee retainer of up to $20,000, and an annual committee chairperson cash fee retainer of up to $25,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.
The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.
Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.
Each non-employee member of Steakholder Foods’ Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation (or the per-annum component of equity-based compensation covering multiple years) at the time of grant shall not exceed $150,000 at the time of approval of the grant by the Board.

26.
All other terms of the equity awards shall be in accordance with Steakholder Foods’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of Steakholder Foods’ Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.
Nothing in this Policy shall be deemed to grant to any of Steakholder Foods’ Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Steakholder Foods to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Steakholder Foods and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding 15 % of the Executive Officer’s annual base salary.

31.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Steakholder Foods may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Steakholder Foods and none of the provisions thereof are intended to provide any rights or remedies to any person other than Steakholder Foods.

Annex B

Steakholder Foods Ltd.
2022 Share Incentive Plan

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1.          Purpose. The purpose of this 2022 Share Incentive Plan (as amended, this “Plan”) is to afford an incentive to Service Providers of Steakholder Foods Ltd., an Israeli company (together with any successor corporation thereto, the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or otherwise becomes an Affiliate (e.g. if it is acquired by the Company or its Affiliates), to continue as Service Providers, to increase their efforts on behalf of the Company or its Affiliates and to promote the success of the Company’s business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the issuance of Shares or restricted Shares (“Restricted Shares”) of the Company, Options, Restricted Shares Units (“RSUs”), share appreciation rights and other Share-based Awards pursuant to Sections 7 through 13 of this Plan.

1.2.          Types of Awards. This Plan is intended to enable the Company to issue Awards under various tax regimes, including:

(i)          pursuant and subject to the provisions of Section 102 of the Ordinance (or the corresponding provision of any subsequently enacted statute, as amended from time to time), and all regulations and interpretations adopted by any competent authority, including the Israel Tax Authority (the “ITA”), including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 or such other rules so adopted from time to time (the “Rules”) (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as such under Section 102 of the Ordinance and the Rules, “102 Awards”);

(ii)          pursuant to Section 3(i) of the Ordinance or the corresponding provision of any subsequently enacted statute, as amended from time to time (such Awards, “3(i) Awards”);

(iii)         Options granted to U.S. Service Providers who are Employees that qualify as “incentive stock options” within the meaning of Section 422 of the Code (“Incentive Stock Options”);

(iv)         Options granted to U.S. Service Providers that are not Incentive Stock Options (“Nonqualified Stock Options”);

(v)          Share appreciation rights; and

(vi)         Restricted Shares, RSUs and other forms of Share-based Awards.

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, and without derogating from the generality of Section 24, this Plan contemplates issuances to Grantees in other jurisdictions or under other tax regimes with respect to which the Committee is empowered, but is not required, to make the requisite adjustments in this Plan and set forth the relevant conditions in an appendix to this Plan or in the Company’s agreement with the Grantee in order to comply with the requirements of such other tax regimes.

1.3.          Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law, rule or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the Committee is empowered, but, to the extent permissible under applicable law, is not required, hereunder to determine that the provisions of such law, rule or regulation shall prevail over those of this Plan and to interpret and enforce such prevailing provisions. With respect to 102 Awards, if and to the extent any action or the exercise or application of any provision hereof or authority granted hereby is conditioned or subject to obtaining a ruling or tax determination from the ITA, to the extent required by Applicable Law, then the taking of any such action or the exercise or application of such section or authority with respect to 102 Awards shall be conditioned upon obtaining such ruling or tax determination, and, if obtained, shall be subject to any condition set forth therein; it being clarified that there is no obligation to apply for any such ruling or tax determination (which shall be in the sole discretion of the Committee) and no assurance is made that if applied any such ruling or tax determination will be obtained (or the conditions thereof).

2.          DEFINITIONS.

2.1.          Terms Generally. Except when otherwise indicated by the context, (i) the singular shall include the plural and the plural shall include the singular; (ii) any pronoun shall include the corresponding masculine, feminine and neuter forms; (iii) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (iv) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (v) reference to a “company” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual, (vi) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety, and not to any particular provision hereof, (vii) all references herein to Sections shall be construed to refer to Sections to this Plan; (viii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (ix) use of the term “or” is not intended to be exclusive.

2.2.           Defined Terms. The following terms shall have the meanings ascribed to them in this Section 2.2:

2.2.1          “Affiliate” shall mean (i) with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person (with the term “control” or “controlled by” within the meaning of Rule 405 of Regulation C under the Securities Act), including, without limitation, any Parent or Subsidiary, and (ii) any Employer.

2.2.2          “Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the Company’s shares are then traded or listed.

2.2.3          “Award” shall mean any issuance of Shares or Restricted Shares, Options, RSUs, share appreciation rights and other Share-based Awards granted under this Plan.

2.2.4          “Board” shall mean the Board of Directors of the Company.

2.2.5          “Change in Board Event” shall mean any time at which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose appointment, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

2.2.6          “Code” shall mean the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended.

2.2.7          “Committee” shall mean a committee established or appointed by the Board to administer this Plan, subject to Section 3.1.

2.2.8          “Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

2.2.9           “Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.2.10          “Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity or to perform the major duties of the Grantee’s position with the Company or its Affiliates by reason of any medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than 12 months (or such other period as determined by the Committee), as determined by a qualified doctor acceptable to the Company, or (ii) as defined in a policy of the Company that the Committee deems applicable to this Plan, or that makes reference to this Plan, for purposes of this definition.

2.2.11          “Employee” shall mean any person treated as an employee (including an officer or a director who is also treated as an employee) in the records of the Company or any of its Affiliates (and in the case of 102 Awards, subject to Section 9.3 or in the case of Incentive Stock Options, who is an employee for purposes of Section 422 of the Code); provided, however, that neither service as a director nor payment of a director’s fee shall be sufficient to constitute employment for purposes of this Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of a person’s rights, if any, under this Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

2.2.12          “Employer” means, for purpose of a 102 Trustee Award, the Company or an Affiliate, Subsidiary or Parent thereof, which is an “employing company” within the meaning and subject to the conditions of Section 102(a) of the Ordinance.

2.2.13          “employment”, “employed” and words of similar import shall be deemed to refer to the employment of Employees or to the services of any other Service Provider, as the case may be.

2.2.14          “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, and all rules, regulations, guidance and other interpretative authority issued thereunder, all as amended from time to time.

2.2.15          “exercise,” “exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to vesting of such an Awards explicitly).

2.2.16          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof (including any acceleration thereof, if any) and subject to the termination provisions hereof.

2.2.17          “Exercise Price” shall mean the exercise price for each Share covered by an Option or share appreciation right or the purchase price for each Share covered by any other Award.

2.2.18          “Fair Market Value” shall mean, as of any date, the value of a Share or other securities, property or rights as determined by the Committee, in its discretion, subject to the following: (i) if, on such date, the Shares are listed on any securities exchange, the closing sales price per Share on which the Shares are principally traded on such date, or if no sale occurred on such date, the last day preceding such date on which a sale occurred, as reported in The Wall Street Journal or such other source as the Committee deems reliable; (ii) if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market on such date, or if there are no bid and asked prices on such date, the last day preceding such date on which there are bid and asked prices, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or (iii) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other securities, property or rights, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that, with respect to Nonqualified Stock Options, the Fair Market Value of the Shares shall be determined in a manner that is intended to satisfy the applicable requirements of Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that is intended to satisfy the applicable requirements of Section 422 of the Code. The Committee shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Committee shall determine the principal such exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

2.2.19          “Grantee” shall mean a person who has been granted an Award(s) under this Plan.

2.2.20          “Option” shall mean a grant of options to purchase Shares, including, for the avoidance of doubt, Incentive Stock Options and Nonqualified Stock Options.

2.2.21          “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 5271-1961, and the regulations and rules (including the Rules) promulgated thereunder, all as amended from time to time.

2.2.22          “Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) with respect to Incentive Stock Options, that is a “parent corporation” of the Company, as defined in Section 424(e) of the Code.

2.2.23          “Retirement” shall mean a Grantee’s retirement pursuant to Applicable Law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Grantee participates or is subject to.

2.2.24          “Securities Act” shall mean the U.S. Securities Act of 1933, and all rules, regulations, guidance and other interpretative authority issued thereunder, all as amended from time to time.

2.2.25          “Service Provider” shall mean an Employee, director, officer, consultant, advisor and any other person or entity who provides services to the Company or any Parent, Subsidiary or other Affiliate thereof. Notwithstanding the foregoing, unless otherwise determined by the Committee, each Service Provider must also qualify as an “employee” as defined in the General Instructions to Form S‑8 Registration Statement under the Securities Act (or any successor form thereto) at the time the Award is granted to the Service Provider.

2.2.26           “Share(s)” shall mean Ordinary Share(s), of no par value, of the Company (including Ordinary Shares resulting or issued as a result of share split, reverse share split, bonus shares, combination or other recapitalization events, and including in the form of American Depositary Shares), or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award(s). “Shares” include any securities or property issued or distributed with respect thereto (including in the form of American Depositary Shares).

2.2.27          “Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) with respect to Incentive Stock Options, that is a “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

2.2.28           “tax(es)”  shall mean (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, capital gains, alternative or add-on minimum, transfer, value added tax, real and personal property, withholding, payroll, employment, escheat, social security, disability, national security, health tax, wealth surtax, stamp, registration and estimated taxes, customs duties, fees, assessments and charges of any similar kind whatsoever (including under Section 4999 of the Code) or other tax of any kind whatsoever, (b) all interest, indexation differentials, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (a), (c) any transferee or successor liability in respect of any items described in clauses (a) or (b) payable by reason of contract, assumption, transferee liability, successor liability, operation of Applicable Law, or as a result of any express or implied obligation to assume taxes or to indemnify any other person, and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) payable as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate or other group for any taxable period, including under U.S. Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Applicable Law) or otherwise.

2.2.29          “Ten Percent Shareholder” shall mean a Grantee who, at the time an Incentive Stock Option is granted to the Grantee, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary.

2.2.30          “Trustee” shall mean the trustee appointed by the Committee to hold the Awards (and, in relation with 102 Trustee Awards, approved by the ITA), if so appointed.

2.2.31          “U.S. Service Provider” shall mean a Service Provider who is subject to taxation in the United States with respect to an Award.

2.3.          Other Defined Terms. The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section
102 Awards	1.2(i)
102 Capital Gains Track Awards	9.1
102 Non-Trustee Awards	9.2
102 Ordinary Income Track Awards	9.1
102 Trustee Awards	9.1
3(i) Awards	1.2(ii)
Award Agreement	6
Cause	6.6.4.4
Company	1.1
Effective Date	24.1
Election	9.2
Eligible 102 Grantees	9.3.1
Incentive Stock Options	1.2(iii)
Information	16.4
ITA	1.1(i)
Merger/Sale	14.2
Nonqualified Stock Options	1.2(iv)
Plan	1.1
Prior Plan	5.2
Pool	5.1
Recapitalization	14.1
Required Holding Period	9.5
Restricted Period	11.2
Restricted Share Agreement	11
Restricted Share Unit Agreement	12
Restricted Share	1.1
RSUs	1.1
Rules	1.1(i)
Successor Corporation	14.2.1
Withholding Obligations	17.5

3.          ADMINISTRATION.

To the extent permitted under Applicable Law, the Company’s Amended and Restated Articles of Association (as may be amended and supplemented from time to time, the “Articles of Association”) and any other governing document of the Company, this Plan shall be administered by the Committee. In the event that the Board does not appoint or establish a committee to administer this Plan, this Plan shall be administered by the Board and, accordingly, any and all references herein to the Committee shall be construed as references to the Board. In the event that an action necessary for the administration of this Plan is required under Applicable Law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing and empowering the Committee, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board. Even if such a Committee was appointed or established, the Board may take any actions that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or Applicable Law.

3.2.          The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee, however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law, the Articles of Association and any other governing document of the Company. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings, and shall make such rules and regulations for the conduct of its business as it shall deem advisable and subject to mandatory requirements of Applicable Law.

3.3.          Subject to the terms and conditions of this Plan, any mandatory provisions of Applicable Law and any provisions of any Company policy required under mandatory provisions of Applicable Law, and in addition to the Committee’s powers contained elsewhere in this Plan, the Committee shall have full authority, in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)          Service Providers who are eligible to receive Awards,

(ii)        grants of Awards and setting the terms and provisions of Award Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including, the number of Shares underlying each Award and the class of Shares underlying each Award (if more than one class was designated by the Board),

(iii)        the time or times at which Awards shall be granted,

(iv)        the terms, conditions and restrictions applicable to each Award (which need not be identical) and any Shares acquired upon the exercise or (if applicable) vesting thereof, including, (1) designating the type of Award under Section 1.2; (2) the vesting schedule and any acceleration thereof and the terms and conditions upon which Awards may be exercised or become vested, (3) the Exercise Price, (4) the method of payment for Shares purchased upon the exercise or (if applicable) vesting of the Awards, (5) the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, including by the withholding or delivery of Shares, (6) the time of the expiration of the Awards, (7) the effect of the Grantee’s termination of employment with the Company or any of its Affiliates, and (8) all other terms, conditions and restrictions applicable to the Award or the Shares not inconsistent with the terms of this Plan,

(v)          to accelerate, continue, extend or defer the exercisability of any Award or the vesting thereof, including with respect to the period following a Grantee’s termination of employment or other service; provided, that if the Committee takes such action with respect to an Award held by a U.S. Service Provider, the Committee shall do so in accordance with the requirements of Section 409A of the Code, if applicable,

(vi)         the interpretation of this Plan and any Award Agreement and the meaning, interpretation and applicability of terms referred to in Applicable Law,

(vii)        policies, guidelines, rules and regulations relating to and for carrying out this Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate,

(viii)       to adopt supplements to, or alternative versions of, this Plan, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted Awards,

(ix)         the Fair Market Value of the Shares or other securities, property or rights,

(x)          the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards,

(xi)         the authorization and approval of the conversion, substitution, cancellation or suspension under and in accordance with this Plan of any or all Awards or Shares,

(xii)       unless otherwise provided under the terms of this Plan, the amendment, modification, waiver or supplement of the terms of any outstanding Award (including reducing the Exercise Price of an Award), provided, however, that if such amendments increase the Exercise Price of an Award or reduce the number of Shares underlying an Award, then such amendments shall require the consent of the applicable Grantee, unless such amendment is made pursuant to the exercise of rights or authorities in accordance with Sections 14 or 24; provided, that if the Committee takes such action with respect to an Award held by a U.S. Service Provider, the Committee shall do so in accordance with the requirements of Section 409A of the Code, if applicable,

(xiii)        without limiting the generality of the foregoing, and subject to the provisions of Applicable Law, to grant to a Grantee, who is the holder of an outstanding Award, in exchange for the cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of this Plan or to set a new Exercise Price for the same Award lower than that previously provided in the Award; provided, that if the Committee takes such action with respect to an Award held by a U.S. Service Provider, the Committee shall do so in accordance with the requirements of Section 409A of the Code, if applicable,

(xiv)        to correct any defect, supply any omission or reconcile any inconsistency in this Plan or any Award Agreement and all other determinations and take such other actions with respect to this Plan or any Award as it may deem advisable to the extent not inconsistent with the provisions of this Plan or Applicable Law, and

(xv)          any other matter which is necessary or desirable for, or incidental to, the administration of this Plan and any Award thereunder.

3.4.          The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the State of Israel or the United States of America, to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of this Plan but without amending this Plan.

3.5.          The Board and the Committee shall be free at all times to make such determinations and take such actions as they deem fit. The Board and the Committee need not take the same action or determination with respect to all Awards, with respect to certain types of Awards, with respect to all Service Providers or any certain type of Service Providers and actions and determinations may differ as among the Grantees, and as between the Grantees and any other holders of securities of the Company.

3.6.          All decisions, determinations, and interpretations of the Committee, the Board and the Company under this Plan shall be final and binding on all Grantees (whether before or after the issuance of Shares pursuant to Awards), unless otherwise determined by the Committee, the Board or the Company, respectively. The Committee shall have the authority (but not the obligation) to determine the interpretation and applicability of Applicable Law to any Grantee or any Awards. No member of the Committee or the Board shall be liable to any Grantee (or to the estate or beneficiary of any Grantee) for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

3.7.          Any officer or authorized signatory of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided such person has apparent authority with respect to such matter, right, obligation, determination or election. Such person or authorized signatory shall not be liable to any Grantee (or to the estate or beneficiary of any Grantee) for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

4.          ELIGIBILITY.

Awards may be granted to Service Providers of the Company or any Affiliate thereof, taking into account, at the Committee’s discretion and without an obligation to do so, the qualification under each tax regime pursuant to which such Awards are granted; provided, that Nonqualified Stock Options may be granted only to U.S. Service Providers and Incentive Stock Options may be granted only to U.S. Service Providers who are Employees. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein. However, eligibility in accordance with this Section 4 shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

Subject to Section 7.1 and Section 8.1, Awards (other than Incentive Stock Options) may also be granted to individuals who are prospective Service Providers in connection with written offers of an employment or other service relationship with the Company or any Affiliates thereof; provided, however, that such employment or service shall have actually commenced. For U.S. Service Providers, such employment or service must commence within 12 months after the date of grant of the Award and if such employment or service does not commence within such period, the Award is forfeited.

Awards may differ in the number of Shares covered thereby, the terms and conditions applying to them or on the Grantees or in any other respect (including, that there should not be any expectation (and it is hereby disclaimed) that a certain treatment, interpretation or position granted to one shall be applied to the other, regardless of whether or not the facts or circumstances are the same or similar).

5.          SHARES.

5.1.          The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be the sum of (a) 1,013,000 Shares, (b) 1,127,850 Shares, which represents the number of Shares available for issuance under the Prior Plan on the Effective Date, and (c) on January 1st, 2023 and on January 1st of each calendar year thereafter ending on and including January 1, 2032, a number of Shares equal to the lesser of: (i) five percent (5%) of the total number of Shares outstanding as of the end of the last day of the immediately preceding calendar year, and (ii) such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination); in all events subject to adjustment as provided in Section 14.1. Shares issued under this Plan may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 Awards) treasury shares (dormant shares) or otherwise Shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law). The Board may, at its discretion, reduce the number of Shares subject to the Pool at any time (provided that such reduction does not derogate from any issuance of Shares in respect of Awards then outstanding).

5.2.          Any Shares (a) underlying an Award granted hereunder or an award granted under the Company’s Option and RSU Allocation Plan (as amended, the “Prior Plan”) (in an amount not to exceed 8,498,490 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without resulting in the issuance of Shares; (b) if permitted by the Company, subject to an Award that are tendered to pay the Exercise Price of an Award (or the exercise price or other purchase price of any option or other award under the Prior Plan) or withholding tax obligations with respect to an Award (or any awards under the Prior Plan); or (c) if permitted by the Company, subject to an Award (or any award under the Prior Plan) that are not delivered to a Grantee because such Shares are withheld to pay the Exercise Price of such Award (or any award under the Prior Plan) or withholding tax obligations with respect to such Award (or such award under the Prior Plan); shall automatically, and without any further action on the part of the Company or any Grantee, again be available for the grant of Awards and for issuance upon exercise or (if applicable) vesting thereof for the purposes of this Plan (unless this Plan shall have been terminated), unless the Board determines otherwise.

5.3.          Notwithstanding anything to the contrary in Section 5.1 or Section 5.2, the maximum aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan (the “ISO Limit”) shall be the sum of (a) the aggregate number of Shares set forth in clauses (a) and (b) in Section 5.1 (for the avoidance of doubt, clause (c) thereof shall be disregarded for this purpose) and (b) any Shares underlying awards granted under the Prior Plan that are returned to the Plan pursuant to Section 5.2 (not to exceed 8,498,490 Shares). To the extent permitted under Section 422 of the Code, any Shares covered by an Award that has expired, or was cancelled, terminated, forfeited, or settled in cash without the issuance of Shares shall not count against the ISO Limit. Shares that actually have been issued under this Plan shall not become available for future issuance hereunder pursuant to Incentive Stock Options.

5.4.          Any Shares under the Pool that are not subject to outstanding or exercised Awards at the termination of this Plan shall cease to be reserved for the purpose of this Plan.

5.5.          From and after the Effective Date, no further grants or awards shall be made under the Prior Plan; however, Awards made under the Prior Plan before the Effective Date shall continue in effect in accordance with their terms.

6.          TERMS AND CONDITIONS OF AWARDS.

Each Award granted pursuant to this Plan shall be evidenced by a written or electronic agreement between the Company and the Grantee or a written or electronic notice delivered by the Company (the “Award Agreement”), in substantially such form or forms and containing such terms and conditions, as the Committee shall from time to time approve. The Award Agreement shall comply with and be subject to the following general terms and conditions and the provisions of this Plan (except for any provisions applying to Awards under different tax regimes), unless otherwise specifically provided in such Award Agreement, and the terms referred to in other Sections of this Plan applying to Awards under such applicable tax regimes, and terms prescribed by Applicable Law. Award Agreements need not be in the same form and may differ in the terms and conditions included therein.

6.1.          Number of Shares. Each Award Agreement shall state the number of Shares covered by the Award.

6.2.          Type of Award. Each Award Agreement may state the type of Award granted thereunder, provided that the tax treatment of any Award, whether or not stated in the Award Agreement, shall be as determined in accordance with Applicable Law.

6.3.          Exercise Price. Each Award Agreement shall state the Exercise Price, if applicable. Unless otherwise set forth in this Plan, an Exercise Price of an Award of less than the par value of the Shares (if shares bear a par value) shall comply with Section 304 of the Companies Law. Subject to Sections 3, 7.2 and 8.2 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Award without stockholder approval, on terms and subject to such conditions as it deems advisable. The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof. The Exercise Price of any Nonqualified Stock Option shall comply with Section 7.2 and the Exercise Price of any Incentive Stock Option shall comply with Section 8.2.

6.4.          Manner of Exercise.

6.4.1          An Award may be exercised, as to any or all Shares as to which the Award has become exercisable, (a) by written notice delivered in person or by mail (or such other methods of delivery prescribed by the Company) to the General Counsel of the Company or, if no such officer is then incumbent, to the Chief Financial Officer of the Company or to such other person as determined by the Committee, (b) by way of an exercise order submitted via the online service operated and maintained by the Company or any of its service providers, or (c) in any other manner as the Committee shall prescribe from time to time, specifying the number of Shares with respect to which the Award is being exercised (which may be equal to or lower than the aggregate number of Shares that have become exercisable at such time), accompanied by payment of the aggregate Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise and as a condition therefor, either (i) in cash, by either certified or bank check, by wire transfer of immediately available funds, or other instrument acceptable to the Committee, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company or the Trustee, (iv) by applying the Cashless Exercise Mechanism set forth in Section 6.4.3 below, or (v) in such other manner as the Committee shall determine, which may include procedures for cashless exercise.

6.4.2          The application of Cashless Exercise Mechanism with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by Applicable Law.

6.4.3          Unless otherwise determined by the Committee, any and all Options may be exercised using a cashless exercise mechanism, in which case the number of the Shares to be issued by the Company upon such exercise shall be calculated pursuant to the following formula (the “Cashless Exercise Mechanism”):

X = Y * (A – B) A

Where:	X =	the number of Shares to be issued to the Grantee.

Y =	the number of Shares for which the Option is being exercised.

A =	the Fair Market Value of one Share at the exercise date.

B =	the Exercise Price of the Options being exercised.

Upon the completion of the calculation, if X is a negative number, then X shall be deemed to equal 0 (zero).

6.5.          Term and Vesting of Awards.

6.5.1          Each Award Agreement shall provide the vesting schedule for the Award as determined by the Committee. The Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Award at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Award Agreement, and subject to Sections 6.6 and 6.7 hereof, Awards shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Award on the first anniversary of the vesting commencement date determined by the Committee (and in the absence of such determination, the vesting commencement date shall be the date on which such Award was granted), and six and one-quarter percent (6.25%) of the Shares covered by the Award at the end of each subsequent three-month period thereafter over the course of the following three (3) years; provided that the Grantee remains continuously as a Service Provider of the Company or its Affiliates throughout such vesting dates.

6.5.2          The Award Agreement may contain performance goals and measurements (which, in case of 102 Trustee Awards, may, if then required, be subject to obtaining a specific tax ruling or determination from the ITA), and the provisions with respect to any Award need not be the same as the provisions with respect to any other Award. Such performance goals may include, but are not limited to, revenues, sales, operating income, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. The Committee may adjust performance goals pursuant to Awards previously granted to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.

6.5.3          The Exercise Period of an Award will be determined by the Committee and stated in the Award Agreement, but will in no event be longer than ten (10) years from the date of grant of the Award. The Exercise Period for an Incentive Stock Option shall be subject to Section 8.4 and Section 8.6. At the expiration of the Exercise Period, any Award, or any part thereof, that has not been exercised within the Exercise Period and the Shares covered thereby not paid for in accordance with this Plan and the Award Agreement shall terminate and become null and void, and all interests and rights of the Grantee in and to the same shall expire.

6.6.          Termination.

6.6.1          Unless otherwise determined by the Committee, and subject to this Section 6.6 and Section 6.7 hereof, an Award may not be exercised unless the Grantee was, since the date of grant of the Award throughout the vesting dates, and is then (at the time of exercise), a Service Provider.

6.6.2          In the event that the employment or service of a Grantee shall terminate (other than by reason of death, Disability or Retirement), such that Grantee is no longer a Service Provider, all Awards of such Grantee that are unvested at the time of such termination shall terminate on the date of such termination, and all Awards of such Grantee that are vested and exercisable at the time of such termination may be exercised within up to three (3) months after the date of such termination (or such different period as the Committee shall prescribe, in general or on a case-by-case basis), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan; provided, however, that if the Company (or its Subsidiary or other Affiliate thereof, as applicable) shall have terminated the Grantee’s employment or service for Cause (as defined below) (whether the facts or circumstances that constitute such Cause occur prior to or after termination of employment or service), or if facts or circumstances arise or are discovered with respect to the Grantee that would have constituted Cause, then all Awards theretofore granted to such Grantee (whether vested or not) shall terminate and be subject to recoupment by the Company on the date of such termination (or on such subsequent date on which such facts or circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee, and any Shares issued upon exercise or (if applicable) vesting of Awards (including other Shares or securities issued or distributed with respect thereto, and including the gross amount of any proceeds, gains or other economic benefit the Grantee actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award), whether held by the Grantee or by the Trustee for the Grantee’s benefit, shall be deemed to be irrevocably offered for sale to the Company, any of its Affiliates or any person designated by the Company to purchase, at the Company’s election and subject to Applicable Law, either for no consideration, for the par value of such Shares (if such Shares bear a par value) or against payment of the Exercise Price previously received by the Company for such Shares upon their issuance, as the Committee deems fit, upon written notice to the Grantee at any time prior to, at or after the Grantee’s termination of employment or service. Such Shares or other securities shall be sold and transferred within 30 days from the date of the Company’s notice of its election to exercise its right. If the Grantee fails to transfer such Shares or other securities to the Company, the Company, at the decision of the Committee, shall be entitled to forfeit or repurchase such Shares and to authorize any person to execute on behalf of the Grantee any document necessary to effect such transfer, whether or not the share certificates are surrendered. The Company shall have the right and authority to effect the above either by: (i) repurchasing all of such Shares or other securities held by the Grantee or by the Trustee for the benefit of the Grantee, or designate the purchaser of all or any part of such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (ii) forfeiting all or any part of such Shares or other securities; (iii) redeeming all or any part of such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (iv) taking action in order to have all or any part of such Shares or other securities converted into deferred shares entitling their holder only to their par value (if such Shares bear a par value) upon liquidation of the Company; or (v) taking any other action which may be required in order to achieve similar results; all as shall be determined by the Committee, at its sole and absolute discretion, and the Grantee is deemed to irrevocably empower the Company or any person which may be designated by it to take any action by, in the name of or on behalf of the Grantee to comply with and give effect to such actions (including, voting such shares, filling in, signing and delivering share transfer deeds, etc.).

6.6.3          Notwithstanding anything to the contrary, the Committee, in its absolute discretion, may, on such terms and conditions as it may determine appropriate, extend the periods for which Awards held by any Grantee may continue to vest and/or be exercisable; it being clarified that such Awards may lose their entitlement to certain tax benefits under Applicable Law (including, without limitation, qualification of an Award as an Incentive Stock Option) as a result of the modification of such Awards and/or in the event that the Award is exercised beyond the later of: (i) three (3) months after the date of termination of the employment or service relationship; or (ii) the applicable period under Section 6.7 below with respect to a termination of the employment or service relationship because of the death, Disability or Retirement of Grantee. If the Committee takes action under this Section 6.6.3 with respect to an Award held by a U.S. Service Provider, the Committee shall do so in accordance with the requirements of Section 409A of the Code, if applicable.

6.6.4          For purposes of this Plan:

6.6.4.1.          A termination of the employment or service relationship of a Grantee shall not be deemed to occur (except to the extent required by the Code with respect to the Incentive Stock Option status of an Option) in case of (i) a transition or transfer of a Grantee among the Company and its Affiliates (including a transition or transfer of a Grantee to the Successor Corporation that assumes the Grantee’s Awards pursuant to Section 14), (ii) a change in the capacity in which the Grantee is employed or renders service to the Company or any of its Affiliates or a change in the identity of the employing or engagement entity among the Company and its Affiliates, provided, in case of the foregoing clauses (i) and (ii) above, that the Grantee has remained continuously employed by and/or in the service of the Company and its Affiliates since the date of grant of the Award and throughout the vesting period; or (iii) if the Grantee takes any unpaid leave as set forth in Section 6.8 below.

6.6.4.2.          An entity or an Affiliate thereof assuming an Award or issuing in substitution thereof in a transaction to which Section 424(a) of the Code applies or in a Merger/Sale in accordance with Section 14 shall be deemed as an Affiliate of the Company for purposes of this Section 6.6, unless the Committee determines otherwise.

6.6.4.3.          In the case of a Grantee whose principal employer or service recipient is a Subsidiary or other Affiliate of the Company, the Grantee’s employment or service relationship shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer or service recipient ceases to be a Subsidiary or other Affiliate of the Company.

6.6.4.4.          The term “Cause” shall mean (irrespective of, and in addition to, any definition included in any other agreement or instrument applicable to the Grantee, and unless otherwise determined by the Committee) any of the following: (i) any theft, fraud, embezzlement, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, falsification of any documents or records of the Company or any of its Affiliates, felony or similar act by the Grantee (whether or not related to the Grantee’s relationship with the Company); (ii) an act of moral turpitude by the Grantee, or any act that causes significant injury to, or is otherwise adversely affecting, the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or other Affiliate thereof, when applicable); (iii) any breach by the Grantee of any material agreement with or of any material duty of the Grantee to the Company or any Subsidiary or other Affiliate thereof (including breach of confidentiality, non-disclosure, non-use, non-competition or non-solicitation covenants towards the Company or any of its Affiliates) or failure to abide by code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iv) any act which constitutes a breach of a Grantee’s fiduciary duty towards the Company or a Subsidiary or other Affiliate thereof, including disclosure of confidential or proprietary information thereof or acceptance or solicitation to receive unauthorized or undisclosed benefits, irrespective of their nature, or funds, or promises to receive either, from individuals, consultants or corporate entities with whom the Company or a Subsidiary or other Affiliate thereof conducts business; (v) the Grantee’s unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of the Company or any of its Affiliates (including, without limitation, the improper use or disclosure of confidential or proprietary information); or (vi) any circumstances that constitute grounds for termination for cause under the Grantee’s employment or service agreement with the Company or Affiliate, to the extent applicable. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan shall be made in good faith by the Committee and shall be final and binding on the Grantee.

6.7.          Death, Disability or Retirement of Grantee.

6.7.1          If a Grantee shall die while employed by, or performing service for, the Company or any of its Affiliates, or within the three (3) month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination of such Grantee’s employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or service with the Company or any of its Affiliates shall terminate by reason of Disability, all Awards theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms) be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the legal right to exercise such Awards by bequest or inheritance, or by a person who acquired the legal right to exercise such Awards in accordance with applicable law in the case of Disability of the Grantee, as the case may be, at any time within one (1) year (or such longer period of time as determined by the Committee, in its discretion) after the death or date of termination due to Disability of the Grantee (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan. In the event that an Award granted hereunder shall be exercised as set forth above by any person other than the Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or proof satisfactory to the Committee of the right of such person to exercise such Award.

6.7.2          In the event that the employment or service of a Grantee shall terminate on account of such Grantee’s Retirement, all Awards of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8.          Suspension of Vesting. Unless the Committee provides otherwise or as otherwise required by Applicable Law, vesting of Awards granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (i) leave of absence which was pre-approved by the Company explicitly for purposes of continuing the vesting of Awards, or (ii) transfers between locations of the Company or any of its Affiliates, or between the Company and any of its Affiliates, or any respective successor thereof. For clarity, for purposes of this Plan, military leave, statutory maternity or paternity leave or sick leave are not deemed unpaid leave of absence, unless otherwise determined by the Committee.

6.9.          Securities Law Restrictions. Except as otherwise provided in the applicable Award Agreement or other agreement between the Service Provider and the Company, if the exercise of an Award following the termination of the Service Provider’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate  the registration requirements under the Securities Act or equivalent requirements under equivalent laws of other applicable jurisdictions, then the Award shall remain exercisable and terminate on the earlier of (i) the expiration of a period of three (3) months (or such longer period of time as determined by the Committee, in its discretion) commencing on the first day following the termination of the Service Provider’s employment or service on which the exercise or settlement of the Award, as applicable, would not be in such violation, or (ii) the expiration of the term of the Award as set forth in the Award Agreement or pursuant to this Plan. In addition, unless otherwise provided in a Grantee’s Award Agreement, if the sale of any Shares received upon exercise or (if applicable) vesting of an Award following the termination of the Grantee’s employment or service (other than for Cause) would violate the Company’s insider trading policy, then the Award shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Grantee’s employment or service during which the exercise of the Award would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Award as set forth in the applicable Award Agreement or pursuant to this Plan.

6.10.          Other Provisions. The Award Agreement evidencing Awards under this Plan shall contain such other terms and conditions not inconsistent with this Plan as the Committee may determine, at or after the date of grant, including provisions in connection with the restrictions on transferring the Awards or Shares covered by such Awards, which shall be binding upon the Grantees and any purchaser, assignee or transferee of any Awards, and other terms and conditions as the Committee shall deem appropriate.

7.          NONQUALIFIED STOCK OPTIONS.

Awards granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 7 and the other terms of this Plan, this Section 7 shall prevail.

7.1.          Certain Limitations on Eligibility for Nonqualified Stock Options. Nonqualified Stock Options may not be granted to a U.S. Service Provider unless (i) the Shares underlying such Options constitute “service recipient stock” under Section 409A of the Code and such Options meet the other requirements to be exempt from Section 409A of the Code or (ii) such Options comply with the requirements of Section 409A of the Code.

7.2.          Exercise Price. The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option. Unless otherwise determined by the Committee, the Fair Market Value of a Share on the date of grant of a Nonqualified Stock Option shall be determined by reference to the closing sales price of a Share on the trading day immediately preceding the date of grant of such Option. Notwithstanding the foregoing, a Nonqualified Stock Option may be granted with an Exercise Price lower than the minimum exercise price set forth above  if (i) such Option is granted pursuant to an assumption or substitution for another option in accordance with and pursuant to Section 409A of the Code or (ii) the Committee expressly determines that the Option will have a lower Exercise Price and the Option complies with Section 409A of the Code or meets another exemption under Section 409A of the Code.

8.          INCENTIVE STOCK OPTIONS.

Awards granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 8 and the other terms of this Plan, this Section 8 shall prevail.

8.1.          Eligibility for Incentive Stock Options. Incentive Stock Options may be granted only to U.S. Service Providers who are Employees of the Company or a Parent or Subsidiary thereof, determined as of the date of grant of such Options. However, if for any reason an Option (or portion thereof) does not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option (or portion thereof) shall be treated as a Nonqualified Stock Option granted under this Plan. In no event will the Board, the Company or any Parent or Subsidiary or any of their respective employees or directors have any liability to Grantee (or any other person) due to the failure of an Option to qualify for any reason as an Incentive Stock Option.

8.2.          Exercise Price. The Exercise Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option. Unless otherwise determined by the Committee, the Fair Market Value of a Share on the date of grant of an Incentive Stock Option shall be determined by reference to the closing sales price of a Share on the trading day immediately preceding the date of grant of such Option. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Exercise Price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in accordance with and pursuant to Section 424 of the Code.

8.3.          No Grants After Ten Years. Notwithstanding any other provision of this Plan to the contrary, no Incentive Stock Option may be granted under this Plan after 10 years from the date this Plan is adopted, or the date this Plan is approved by the shareholders, whichever is earlier.

8.4.          Exercise Period. No Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the date of grant of such Option, subject to Section 8.6.

8.5.          $100,000 Per Year Limitation. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other “incentive stock option” plans of the Company, or of any Parent or Subsidiary, become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which such Incentive Stock Options and any other such incentive stock options are exercisable for the first time by any Grantee during any calendar year exceeds one hundred thousand United States dollars ($100,000), the excess portion of such options shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking options into account in the order in which they were granted. If an Option is treated as an Incentive Stock Option in part and as a Nonqualified Stock Option in part by reason of the limitation set forth in this Section 8.5, the Grantee may designate which portion of such Option the Grantee is exercising. In the absence of such designation, the Grantee shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Separate certificates representing each such portion may be issued upon the exercise of the Option.

8.6.          Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, notwithstanding the foregoing provisions of this Section 8, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

8.7.          Payment of Exercise Price. Each Award Agreement evidencing an Incentive Stock Option shall state each alternative method by which the Exercise Price thereof may be paid.

8.8.          Employment Condition. In accordance with Section 422 of the Code, any Option that is intended to be an Incentive Stock Option and is exercised later than three (3) months after the Grantee ceases to be employed by the Company or any Parent or Subsidiary, except in the case of death or “disability” (as defined in Section 22(e)(3) of the Code), will be deemed a Nonqualified Stock Option. If the Grantee ceases to be employed by the Company or any Parent or Subsidiary due to “disability” (as defined in Section 22(e)(3) of the Code), any Option that is intended to be an Incentive Stock Option and is exercised later than twelve (12) months after such termination date will be deemed a Nonqualified Stock Option. In accordance with Treasury Regulation Section 1.421-1(h)(2), an employee will be considered to be employed during military or sick leave or any other bona fide leave of absence that does not exceed three months and during any period longer than three months only if his or her right to reemployment is guaranteed by statute or contract.

8.9.          Notice to Company of Disqualifying Disposition. Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any Shares received pursuant to the exercise of Incentive Stock Options. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option. If the Grantee dies before such Shares are sold, the notice obligation in this paragraph does not apply.

9.          102 AWARDS.

Awards granted pursuant to this Section 9 are intended to constitute 102 Awards and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 9 and the other terms of this Plan, this Section 9 shall prevail.

9.1.          Tracks. Awards granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) or (3) thereof (as applicable), under the capital gain track (“102 Capital Gain Track Awards”), or (ii) Section 102(b)(1) thereof under the ordinary income track (“102 Ordinary Income Track Awards”, and together with 102 Capital Gain Track Awards, “102 Trustee Awards”). 102 Trustee Awards shall be granted subject to the special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Options under different tax laws or regulations.

9.2.          Election of Track. Subject to Applicable Law, the Company may grant only one type of 102 Trustee Awards at any given time to all Grantees who are to be granted 102 Trustee Awards pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Awards it elects to grant before the date of grant of any 102 Trustee Awards (the “Election”). Such Election shall also apply to any other securities, including bonus shares, received by any Grantee as a result of holding the 102 Trustee Awards. The Company may change the type of 102 Trustee Awards that it elects to grant only after the expiration of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting Awards, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards”).

9.3.          Eligibility for Awards.

9.3.1          Subject to Applicable Law, 102 Awards may only be granted to an “employee” within the meaning of Section 102(a) of the Ordinance (which as of the date of the adoption of this Plan means (i) individuals employed by an Israeli company being the Company or any of its Affiliates, and (ii) individuals who are serving and are engaged personally (and not through an entity) as “office holders” by such an Israeli company), but may not be granted to a Controlling Shareholder (“Eligible 102 Grantees”). Eligible 102 Grantees may receive only 102 Awards, which may either be granted to a Trustee or granted under Section 102 of the Ordinance without a Trustee.

9.4.          102 Award Grant Date.

9.4.1          Each 102 Award will be deemed granted on the date determined by the Committee, subject to Section 9.4.2, provided that (i) the Grantee has signed all documents required by the Company or pursuant to Applicable Law, and (ii) with respect to 102 Trustee Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA, and if an agreement is not signed and delivered by the Grantee within 90 days from the date determined by the Committee (subject to Section 9.4.2), then such 102 Trustee Award shall be deemed granted on such later date as such agreement is signed and delivered and on which the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.4.2          Unless otherwise permitted by the Ordinance, any grants of 102 Trustee Awards that are made on or after the date of the adoption of this Plan or an amendment to this Plan, as the case may be, that may become effective only at the expiration of thirty (30) days after the filing of this Plan or any amendment thereof (as the case may be) with the ITA in accordance with the Ordinance shall be conditional upon the expiration of such 30-day period, such condition shall be read and is incorporated by reference into any corporate resolutions approving such grants and into any Award Agreement evidencing such grants (whether or not explicitly referring to such condition), and the date of grant shall be at the expiration of such 30-day period, whether or not the date of grant indicated therein corresponds with this Section. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.5.          102 Trustee Awards.

9.5.1          Each 102 Trustee Award, each Share issued pursuant to the exercise of any 102 Trustee Award, and any rights granted thereunder, including bonus shares, shall be issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for the requisite period prescribed by the Ordinance (the “Required Holding Period”). In the event that the requirements under Section 102 of the Ordinance to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award or 3(9) Award, all in accordance with the provisions of the Ordinance. After expiration of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance, or (ii) the Trustee and/or the Company and/or the Employer withholds all applicable taxes and compulsory payments due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any Shares issued upon exercise or (if applicable) vesting of such 102 Trustee Awards. The Trustee shall not release any 102 Trustee Awards or Shares issued upon exercise or (if applicable) vesting thereof prior to the payment in full of the Grantee’s tax and compulsory payments arising from such 102 Trustee Awards and/or Shares or the withholding referred to in (ii) above.

9.5.2          Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance, the Rules and any determinations, rulings or approvals issued by the ITA, which shall be deemed an integral part of the 102 Trustee Awards and shall prevail over any term contained in this Plan or Award Agreement that is not consistent therewith. Any provision of the Ordinance, the Rules and any determinations, rulings or approvals by the ITA not expressly specified in this Plan or Award Agreement that are necessary to receive or maintain any tax benefit pursuant to Section 102 of the Ordinance shall be binding on the Grantee. Any Grantee granted a 102 Trustee Awards shall comply with the Ordinance and the terms and conditions of the trust agreement entered into between the Company and the Trustee. The Grantee shall execute any and all documents that the Company and/or its Affiliates and/or the Trustee determine from time to time to be necessary in order to comply with the Ordinance and the Rules.

9.5.3          During the Required Holding Period, the Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Trustee Awards and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale, release or other action occurs during the Required Holding Period it may result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee. Subject to the foregoing, the Trustee may, pursuant to a written request from the Grantee, but subject to the terms of this Plan, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes and compulsory payments required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and the Company, and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, any agreement governing the Shares, this Plan, the Award Agreement and any Applicable Law.

9.5.4          If a 102 Trustee Award is exercised or (if applicable) vested, the Shares issued upon such exercise or (if applicable) vesting shall be issued in the name of the Trustee for the benefit of the Grantee.

9.5.5          Upon or after receipt of a 102 Trustee Award, if required, the Grantee may be required to sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to this Plan, or any 102 Trustee Awards or Share granted to such Grantee thereunder.

9.6.          102 Non-Trustee Awards. The foregoing provisions of this Section 9 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 of the Ordinance and the applicable Rules. The Committee may determine that 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to the Trustee, who shall hold such 102 Non-Trustee Awards and all accrued rights thereon (if any), in trust for the benefit of the Grantee and/or the Company, as the case may be, until the full payment of tax arising from the 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto. The Company may choose, alternatively, to require that the Grantee provide a guarantee or other security, to the satisfaction of each of the Trustee and the Company, until the full payment of the applicable taxes.

9.7.          Written Grantee Undertaking. To the extent and with respect to any 102 Trustee Award, and as required by Section 102 of the Ordinance and the Rules, by virtue of the receipt of such Award, the Grantee is deemed to have provided, undertaken and confirmed the following written undertaking (and such undertaking is deemed incorporated into any documents signed by the Grantee in connection with the employment or service of the Grantee and/or the grant of such Award), which undertaking shall be deemed to apply and relate to all 102 Trustee Awards granted to the Grantee, whether under this Plan or other plans maintained by the Company, and whether prior to or after the date hereof.

9.7.1          The Grantee shall comply with all terms and conditions set forth in Section 102 of the Ordinance with regard to the “Capital Gain Track” or the “Ordinary Income Track”, as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;

9.7.2          The Grantee is familiar with, and understands the provisions of, Section 102 of the Ordinance in general, and the tax arrangement under the “Capital Gain Track” or the “Ordinary Income Track” in particular, and its tax consequences; the Grantee agrees that the 102 Trustee Awards and Shares that may be issued upon exercise or (if applicable) vesting of the 102 Trustee Awards (or otherwise in relation to the 102 Trustee Awards), will be held by the Trustee appointed pursuant to Section 102 of the Ordinance for at least the duration of the “Holding Period” (as such term is defined in Section 102) under the “Capital Gain Track” or the “Ordinary Income Track”, as applicable. The Grantee understands that any release of such 102 Trustee Awards or Shares from trust, or any sale of the Share prior to the termination of the Holding Period, as defined above, will result in taxation at marginal tax rate, in addition to deductions of appropriate social security, health tax contributions or other compulsory payments; and

9.7.3          The Grantee agrees to the trust agreement signed between the Company, the Employer and the Trustee appointed pursuant to Section 102 of the Ordinance.

10.          3(I) AWARDS.

Awards granted pursuant to this Section 10 are intended to constitute 3(i) Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 10 and the other terms of this Plan, this Section 10 shall prevail.

10.1.          To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee to be advisable, the 3(i) Awards and/or any shares or other securities issued or distributed with respect thereto granted pursuant to this Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance or the terms of a trust agreement, as applicable. In such event, the Trustee shall hold such Awards and or other securities issued or distributed with respect thereto in trust, until exercised or (if applicable) vested by the Grantee and the full payment of tax arising therefrom, pursuant to the Company’s instructions from time to time as set forth in a trust agreement, which will have been entered into between the Company and the Trustee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon issuance of Shares, whether due to the exercise or (if applicable) vesting of Awards.

10.2.          Shares pursuant to a 3(i) Award shall not be issued, unless the Grantee delivers to the Company payment in cash or by bank check or such other form acceptable to the Committee of all withholding taxes due, if any, on account of the Grantee acquired Shares under the Award or gives other assurance satisfactory to the Committee of the payment of those withholding taxes.

11.          RESTRICTED SHARES.

The Committee may award Restricted Shares to any Service Provider, including under Section 102 of the Ordinance. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Agreement”), in such form as the Committee shall from time to time approve. The Restricted Shares shall be subject to all applicable terms of this Plan, which in the case of Restricted Shares granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Shares Agreements entered into under this Plan need not be identical with respect to any two Awards or Guarantees. The Restricted Share Agreement shall comply with and be subject to Section 6 and the following terms and conditions, unless otherwise specifically provided in such Agreement and not inconsistent with this Plan or Applicable Law:

11.1.          Purchase Price. Section 6.4 shall not apply. Each Restricted Share Agreement shall state an amount of Exercise Price to be paid by the Grantee, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include payment in cash or, subject to the Committee’s approval, by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.2.          Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date on which the Award is granted until the date of vesting of the Restricted Shares thereunder being referred to herein as the “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria (which, in case of 102 Trustee Awards, may be subject to obtaining a specific tax ruling or determination from the ITA). Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee or pursuant to the provisions of any Company policy required under mandatory provisions of Applicable Law. Certificates for shares issued pursuant to Restricted Share Awards, if issued, shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102 of the Ordinance, by the Trustee. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the vesting commencement date of such Award. To the extent required by the Ordinance or the ITA, the Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Grantee for at least the Required Holding Period.

11.3.          Forfeiture; Repurchase. Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with or service to the Company or any Affiliate thereof shall terminate (such that Grantee is no longer a Service Provider of either the Company or any Affiliate thereof) for any reason prior to the expiration of the Restricted Period of an Award or prior to the timely payment in full of the Exercise Price of any Restricted Shares, any Restricted Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 6.6.2(i) through (v), subject to Applicable Law and the Grantee shall have no further rights with respect to such Restricted Shares.

11.4.          Ownership. During the Restricted Period the Grantee shall possess all shareholder rights with respect to such Restricted Shares, subject to Section 6.10 and Section 11.2, including the right to vote and receive dividends with respect to such Shares. All securities, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12.          RESTRICTED SHARE UNITS.

An RSU is an Award covering a number of Shares that is settled, if vested and (if applicable) exercised, by issuance of those Shares. An RSU may be awarded to any Service Provider, including under Section 102 of the Ordinance. The Award Agreement relating to the grant of RSUs under this Plan (the “Restricted Share Unit Agreement”), shall be in such form as the Committee shall from time to time approve. The RSUs shall be subject to all applicable terms of this Plan, which in the case of RSUs granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Share Unit Agreements entered into under this Plan need not be identical. Subject to Applicable Law, RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.1.          Exercise Price. No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Agreement or as required by Applicable Law (including, Section 304 of the Companies Law), and Section 6.4 shall apply, if applicable.

12.2.          Shareholders’ Rights. The Grantee shall not possess or own any ownership rights in the Shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.

12.3.          Settlements of Awards. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after vesting as determined by the Committee; provided, that no such deferral shall be made with respect to RSUs held by a U.S. Service Provider if such deferral would cause such RSUs to fail to qualify for an exemption under Section 409A of the Code and become subject to the requirements of Section 409A of the Code, unless expressly determined by the Committee, or would violate the requirements of Section 409A. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. In no event shall any dividends or dividend equivalent rights be paid before the vesting of the portion of the RSUs to which such dividends or dividend equivalent rights relate, unless otherwise provided for in an Award Agreement or determined by the Committee. Until the grant of RSUs is settled, the number of Shares underlying such RSUs shall be subject to adjustment pursuant to Section 14 hereto.

12.4.          Section 409A Restrictions. Notwithstanding anything to the contrary set forth herein, any RSUs granted under this Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Committee and contained in the Restricted Share Unit Agreement evidencing such RSU. Unless otherwise provided in the Restricted Share Unit Agreement or determined by the Committee, RSUs shall be settled no later than March 15 of the calendar year following the calendar year in which the RSUs vest.

13.          OTHER SHARE OR SHARE-BASED AWARDS.

13.1.          The Committee may grant other Awards under this Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash (in settlement of Share-based Awards) or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value.

13.2.          The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash or Shares equal to the amount by which the Fair Market Value of the Shares in respect to which the right was granted is so exercised exceeds the exercise price thereof. The exercise price of any such stock appreciation right granted to a U.S. Service Provider shall not be less than 100% of the Fair Market Value of a Share on the date of grant.

13.3.          Such other Share-based Awards as set forth above may be granted alone, in addition to, or in tandem with any Award of any type granted under this Plan (without any obligation or assurance that that such Share-based Awards will be entitled to tax benefits under Applicable Law or to the same tax treatment as other Awards under this Plan).

14.          EFFECT OF CERTAIN CHANGES.

14.1.          General. In the event of a division or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (stock split), consolidation or combination of share capital of the Company (reverse stock split), reclassification with respect to the Shares or any similar recapitalization events (each, a “Recapitalization”), a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation, a reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences, the Committee shall make, without the need for a consent of any holder of an Award, such adjustments as determined by the Committee to be appropriate, in its discretion, in order to adjust (i) the number and class of shares reserved and available for grants of Awards (including the ISO Limit), (ii) the number and class of shares covered by outstanding Awards, (iii) the Exercise Price per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards, (v) the type or class of security, asset or right underlying the Award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the Award that in the opinion of the Committee should be adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded down to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by the Company, unless the Committee determines otherwise. The adjustments determined pursuant to this Section 14.1 (including a determination that no adjustment is to be made) shall be final, binding and conclusive. Any adjustments made pursuant to this Section 14.1 with respect to Awards held by U.S. Service Providers shall be made in accordance with the requirements of Section 409A of the Code or Section 424 of the Code, as applicable.

Notwithstanding anything to the contrary included herein, and subject to Applicable Law and the applicable accounting standards, in the event of a distribution of cash dividend by the Company to all holders of Shares, the Committee shall have the authority to determine, without the need for a consent of any holder of an Award, that the Exercise Price of any Award, which is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per Share gross dividend amount distributed by the Company, and the Committee may determine that the Exercise Price following such reduction shall be not less than the par value of a Share (if such Shares bear a par value). The application of this Section with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law and subject to the terms and conditions of any such ruling. This paragraph shall not apply to any Options granted to U.S. Service Providers.

14.2.          Merger/Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; (v) Change in Board Event; or (vi) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of this Section 14.2 excluding any of the foregoing transactions in clauses (i) through (iv) if the Board determines that such transaction should be excluded from the definition hereof and the applicability of this Section 14.2 (each of the foregoing transactions, a “Merger/Sale”), then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Grantee’s consent and action and without any prior notice requirement, the Committee may make, in its sole and absolute discretion, any determination as to the treatment of Awards, as provided herein:

14.2.1          Unless otherwise determined by the Committee, any Award then outstanding shall be assumed or be substituted by the Company, or by the successor corporation in such Merger/Sale or by any parent or Affiliate thereof, as determined by the Committee in its discretion (the “Successor Corporation”), under terms as determined by the Committee or the terms of this Plan applied by the Successor Corporation to such assumed or substituted Awards.

For the purposes of this Section 14.2.1, the Award shall be considered assumed or substituted if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Committee, which need not be the same type for all Grantees), or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares or any type of Awards (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, or a certain type of consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) as determined by the Committee. Any of the consideration referred to in the foregoing clauses (i) and (ii) shall be subject to the same vesting and expiration terms of the Awards applying immediately prior to the Merger/Sale, unless determined by the Committee in its discretion that the consideration shall be subject to different vesting and expiration terms, or other terms, and the Committee may determine that it be subject to other or additional terms. The foregoing shall not limit the Committee’s authority to determine, that in lieu of such assumption or substitution of Awards for Awards of the Successor Corporation, such Award will be substituted for shares or other securities, cash or other property, or rights, or any combination thereof, including as set forth in Section 14.2.2 hereof.

14.2.2          Regardless of whether or not Awards are assumed or substituted, the Committee may (but shall not be obligated to):

14.2.2.1.          provide for the Grantee to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised Awards (whether vested or unvested) upon or immediately prior to the closing of the Merger/Sale, unless the Committee provides for the Grantee to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine;

14.2.2.2.          provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Merger/Sale, and if and to what extent payment shall be made to the Grantee of an amount in, shares or other securities of the Company, the acquirer or of a corporation or other business entity which is a party to the Merger/Sale, in cash or other property, in rights, or in any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. The Committee shall have full authority to select the method for determining the payment (being the intrinsic (“spread”) value of the option, Black-Scholes model or any other method). Inter alia, and without limitation of the following determination being made in other circumstances, the Committee’s determination may provide that payment shall be set to zero if the value of the Shares is determined to be less than the Exercise Price, or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the Exercise Price; and/or

14.2.2.3.          provide that the terms of any Award shall be otherwise amended, modified or terminated, as determined by the Committee to be fair in the circumstances.

14.2.3          The Committee may, determine: (i) that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Merger/Sale is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies or conditions; (ii) the terms and conditions applying to the payment made or payable to the Grantees, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies; and (iii) that any terms and conditions applying under the applicable definitive transaction agreements shall apply to the Grantees (including, appointment and engagement of a shareholders or sellers representative, payment of fees or other costs and expenses associated with such services, indemnifying such representative, and authorization to such representative within the scope of such representative’s authority in the applicable definitive transaction agreements).

14.2.4          The Committee may determine to suspend the Grantee’s rights to exercise any vested portion of an Award for a period of time prior to the signing or consummation of a Merger/Sale transaction.

14.2.5          Without limiting the generality of this Section 14, if the consideration in exchange for Awards in a Merger/Sale includes any securities and due receipt thereof by any Grantee (or by the Trustee for the benefit of such Grantee) may require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Grantee of any information under the Securities Act or any other securities laws, then the Committee may determine that the Grantee shall be paid in lieu thereof, against surrender of the Shares or cancellation of any other Awards, an amount in cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. Nothing herein shall entitle any Grantee to receive any form of consideration that such Grantee would be ineligible to receive as a result of such Grantee’s failure to satisfy (in the Committee’s sole determination) any condition, requirement or limitation that is generally applicable to the Company’s shareholders, or that is otherwise applicable under the terms of the Merger/Sale, and in such case, the Committee shall determine the type of consideration and the terms applying to such Grantees.

14.2.6          Neither the authorities and powers of the Committee under this Section 14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Grantee and without any liability to the Company or its Affiliates or to its or their respective officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing. The Committee need not take the same action with respect to all Awards or with respect to all Service Providers. The Committee may take different actions with respect to the vested and unvested portions of an Award. The Committee may determine an amount or type of consideration to be received or distributed in a Merger/Sale which may differ as among the Grantees, and as between the Grantees and any other holders of shares of the Company.

14.2.7          The Committee may determine that upon a Merger/Sale any Shares held by Grantees (or for Grantee’s benefit) are sold in accordance with instructions issued by the Committee in connection with such Merger/Sale, which shall be final, conclusive and binding on all Grantees.

14.2.8          All of the Committee’s determinations pursuant to this Section 14 shall be at its sole and absolute discretion, and shall be final, conclusive and binding on all Grantees (including, for clarity, as it relates to Shares issued upon exercise or vesting of any Awards or that are Awards, unless otherwise determined by the Committee) and without any liability to the Company or its Affiliates, or to their respective officers, directors, employees, shareholders and representatives, and the respective successors and assigns of any of the foregoing, in connection with the method of treatment, chosen course of action or determinations made hereunder.

14.2.9          If determined by the Committee, the Grantees shall be subject to the definitive agreement(s) in connection with the Merger/Sale as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, appointing and indemnifying shareholders/sellers representative, participating in transaction expenses, shareholders/sellers representative expense fund and escrow arrangement, in each case as determined by the Committee. Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such separate agreement(s) or instruments as may be requested by the Company, the Successor Corporation or the acquirer in connection with such in such Merger/Sale or otherwise under or for the purpose of implementing this Section 14.2, and in the form required by them. The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Awards, payment in lieu of the Award, the exercise of any Award or otherwise to be entitled to benefit from shares or other securities, cash or other property, or rights, or any combination thereof, pursuant to this Section 14.2 (and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements).

14.2.10          Notwithstanding anything to the contrary in this Section 14.2, (i) any action taken pursuant to this Section 14.2 with respect to Awards held by U.S. Service Providers shall be made in accordance with the requirements of Section 409A of the Code or Section 424 of the Code, as applicable and (ii) to the extent necessary to avoid adverse tax consequences under Section 409A of the Code, a transaction or other event will not be deemed a Merger/Sale for purposes of Awards granted to U.S. Service Providers unless the transaction or other event qualifies as a change in control event within the meaning of Section 409A of the Code.

14.3.          Reservation of Rights. Except as expressly provided in this Section 14 (if any), the Grantee of an Award hereunder shall have no rights by reason of any transaction or event referred to in this Section 14 (including, Recapitalization of shares of any class, any increase or decrease in the number of shares of any class, or any dissolution, liquidation, reorganization, business combination, exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences, or Merger/Sale). Unless required by Section 14.1, any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award. The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

15.          NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1.          All Awards granted under this Plan by their terms shall not be transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the Committee or under this Plan, provided that with respect to Shares issued upon exercise of Awards, Shares issued upon the vesting of Awards or Awards that are Shares, the restrictions on transfer shall be the restrictions referred to in Section 16 (Conditions upon Issuance of Shares) hereof. Subject to the above provisions, the terms of such Award, this Plan and any applicable Award Agreement shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee. Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any direct or indirect interest in any Award by, any party other than the Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights. A Grantee may file with the Committee a written designation of a beneficiary, who shall be permitted to exercise such Grantee’s Award or to whom any benefit under this Plan is to be paid, in each case, in the event of the Grantee’s death before he or she fully exercises his or her Award or receives any or all of such benefit, on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary. Notwithstanding the foregoing, upon the request of the Grantee and subject to Applicable Law, the Committee, at its sole discretion, may permit the Grantee to transfer the Award to a trust whose beneficiaries are the Grantee and/or the Grantee’s immediate family members (all or several of them).

15.2.          Notwithstanding any other provisions of the Plan to the contrary, no Incentive Stock Option may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or in accordance with a beneficiary designation pursuant to Section 15.1. Further, all Incentive Stock Options granted to a Grantee shall be exercisable during his or her lifetime only by such Grantee.

15.3.          As long as the Shares are held by the Trustee in favor of the Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

15.4.          If and to the extent a Grantee is entitled to transfer an Award and/or Shares underlying an Award in accordance with the terms of the Plan and any other applicable agreements, such transfer shall be subject (in addition, to any other conditions or terms applying thereto) to receipt by the Company from such proposed transferee of a written instrument, on a form reasonably acceptable to the Company, pursuant to which such proposed transferee agrees to be bound by all provisions of the Plan and any other applicable agreements, including without limitation, any restrictions on transfer of the Award and/or Shares set forth herein (however, failure to so deliver such instrument to the Company as set forth above shall not derogate from all such provisions applying on any transferee).

15.5.          The provisions of this Section 15 shall apply to the Grantee and to any purchaser, assignee or transferee of any Shares.

16.          CONDITIONS UPON ISSUANCE OF SHARES; GOVERNING PROVISIONS.

16.1.          Legal Compliance. The grant of Awards and the issuance of Shares upon exercise or settlement of Awards shall be subject to compliance with all Applicable Law as determined by the Company, including, applicable requirements of federal, state and foreign law with respect to such securities. The Company shall have no obligations to issue Shares pursuant to the exercise or settlement of an Award and Awards may not be exercised or settled, if the issuance of Shares upon exercise or settlement would constitute a violation of any Applicable Law as determined by the Company, including, applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Award may be exercised unless (i) a registration statement under the Securities Act or equivalent law in another jurisdiction shall at the time of exercise or settlement of the Award be in effect with respect to the shares issuable upon exercise of the Award, or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act or equivalent law in another jurisdiction. The inability of the Company to obtain authority from any regulatory body having jurisdiction, if any, deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non‑compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved. As a condition to the exercise of an Award, the Company may require the person exercising such Award to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company, including to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, all in form and content specified by the Company.

16.2.          Provisions Governing Shares. Shares issued pursuant to an Award shall be subject to this Plan and shall be subject to the Articles of Association of the Company, and any other governing documents of the Company and all policies, manuals and internal regulations of the Company, as in effect from time to time.

16.3.          Share Purchase Transactions; Forced Sale. In the event that the Board approves a Merger/Sale effected by way of a forced or compulsory sale (whether pursuant to the Company’s Articles of Association or pursuant to Section 341 of the Companies Law or any Shareholders Agreement or otherwise) or in the event of a transaction for the sale of all shares of the Company, then, without derogating from such provisions and in addition thereto, the Grantee shall be obligated, and shall be deemed to have agreed to the offer to effect the Merger/Sale (and the Shares held by or for the benefit of the Grantee shall be included in the shares of the Company approving the terms of such Merger/Sale for the purpose of satisfying the required majority), and shall sell all of the Shares held by or for the benefit of the Grantee on the terms and conditions applying to the holders of Shares, in accordance with the instructions then issued by the Board, whose determination shall be final. To the maximum extent permitted by Applicable Law, no Grantee shall contest, bring any claims or demands, or exercise any appraisal or dissenters’ rights related to any of the foregoing. Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such documents and agreements, as may be requested by the Company relating to matters set forth in or otherwise for the purpose of implementing this Section 16.3. The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements.

16.4.          Data Privacy; Data Transfer. Information related to Grantees and Awards hereunder, as shall be received from Grantee or others, and/or held by, the Company or its Affiliates from time to time, and which information may include sensitive and personal information related to Grantees (“Information”), will be used by the Company or its Affiliates (or third parties appointed by any of them, including the Trustee) to comply with any applicable legal requirement, or for administration of the Plan as they deems necessary or advisable, or for the respective business purposes of the Company or its Affiliates (including in connection with transactions related to any of them). The Company and its Affiliates shall be entitled to transfer the Information among the Company or its Affiliates, and to third parties for the purposes set forth above, which may include persons located abroad (including, any person administering the Plan or providing services in respect of the Plan or in order to comply with legal requirements, or the Trustee, their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing), and any person so receiving Information shall be entitled to transfer it for the purposes set forth above. The Company shall use commercially reasonable efforts to ensure that the transfer of such Information shall be limited to the reasonable and necessary scope. By receiving an Award hereunder, Grantee acknowledges and agrees that the Information is provided at Grantee’s free will and Grantee consents to the storage and transfer of the Information as set forth above.

16.5.          Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Grantee who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

16.6.          Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Grantee actually or constructively receives upon receipt, exercise or settlement of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company (subject to Applicable Law) providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

17.          AGREEMENT REGARDING TAXES; DISCLAIMER.

17.1.          As a condition of exercise or (if applicable) vesting of an Award, the release of Shares by the Trustee or the vesting or settlement of an Award, a Grantee shall agree that, no later than the date of such occurrence, the Grantee will pay to the Company (or the Trustee, as applicable) or make arrangements satisfactory to the Company and the Trustee (if applicable) regarding payment of any applicable taxes and compulsory payments of any kind required by Applicable Law to be withheld or paid.

17.2.          TAX LIABILITY. ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE OR (IF APPLICABLE) VESTING THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OR (IF APPLICABLE) THE VESTING OF ANY AWARD, THE ASSUMPTION, SUBSTITUTION, CANCELLATION OR PAYMENT IN LIEU OF AWARDS OR FROM ANY OTHER ACTION IN CONNECTION WITH THE FOREGOING (INCLUDING WITHOUT LIMITATION ANY TAXES AND COMPULSORY PAYMENTS, SUCH AS SOCIAL SECURITY OR HEALTH TAX PAYABLE BY THE GRANTEE OR THE COMPANY IN CONNECTION THEREWITH) SHALL BE BORNE AND PAID SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PAYMENT OR ANY PENALTY, INTEREST OR INDEXATION THEREON. EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

17.3.          NO TAX ADVICE. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING OR DISPOSING OF AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE GRANTEE.

17.4.          TAX TREATMENT. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT. THIS PROVISION SHALL SUPERSEDE ANY TYPE OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY ANY AWARD WITH THE REQUIREMENT OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THAT ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE TO REPORT FOR TAX PURPOSES ANY AWARD IN ANY PARTICULAR MANNER, INCLUDING IN ANY MANNER CONSISTENT WITH ANY PARTICULAR TAX TREATMENT. NO ASSURANCE IS MADE BY THE COMPANY OR ANY OF ITS AFFILIATES (INCLUDING THE EMPLOYER) THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WOULD QUALIFY AT THE TIME OF EXERCISE, VESTING OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL NOT HAVE ANY LIABILITY OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS WHETHER THE COMPANY COULD HAVE OR SHOULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE GRANTEE. THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION (WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITIES, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. IF THE AWARDS DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT IT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE GRANTEE.

17.5.          The Company or any Subsidiary or other Affiliate thereof (including the Employer) may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes and compulsory payments which the Trustee, the Company or any Subsidiary or other Affiliate thereof (including the Employer) (or any applicable agent thereof) is required by any Applicable Law to withhold in connection with any Awards, including, without limitations, any income tax, social benefits, social insurance, health tax, pension, payroll tax, fringe benefits, excise tax, payment on account or other tax-related items related to the Grantee’s participation in the Plan and applicable by law to the Grantee (collectively, “Withholding Obligations”). Such actions may include (i) requiring Grantees to remit to the Company or the Employer in cash an amount sufficient to satisfy such Withholding Obligations and any other taxes and compulsory payments, payable by the Company or the Employer in connection with the Award or the exercise or (if applicable) the vesting thereof; (ii) subject to Applicable Law, allowing the Grantees to surrender Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise or settlement of an Award at a value which is determined by the Company to be sufficient to satisfy such Withholding Obligations; (iv) allowing Grantees to satisfy all or part of the Withholding Obligations by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise or vesting of any Award by or on behalf of a Grantee until all tax consequences arising therefrom are resolved in a manner acceptable to the Company.

17.6.          Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax authority inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters. Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

17.7.          With respect to 102 Non-Trustee Options, if the Grantee ceases to be employed by the Company, Parent, Subsidiary or any Affiliate (including the Employer), the Grantee shall extend to the Company and/or the Employer a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

17.8.          If a Grantee who is a U.S. Service Provider makes an election under Section 83(b) of the Code with respect to an Award of Restricted Shares, such Grantee shall deliver a copy of such election to the Company upon or prior to the filing such election with the U.S. Internal Revenue Service. Neither the Company nor any Affiliate (including the Employer) shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

18.          RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

18.1.          Subject to Section 11.4, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised or (as applicable) vests in the Award, paid any Exercise Price therefor and becomes the record holder of the subject Shares. In the case of 102 Awards, the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder for such Shares for the Grantee’s benefit, and the Grantee shall not be deemed to be a shareholder and shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the transfer of record ownership of such Shares to the Grantee (provided, however, that the Grantee shall be entitled to receive from the Trustee any cash dividend or distribution made on account of the Shares held by the Trustee for such Grantee’s benefit, subject to any tax withholding and compulsory payment). No adjustment shall be made for dividends (ordinary or extraordinary, whether in shares or other securities, cash or other property, or rights, or any combination thereof) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the record holder of the Shares covered by an Award, except as provided in Section 14 hereof.

18.2.          With respect to all Awards issued in the form of Shares hereunder or upon the exercise or (if applicable) the vesting of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 18.1, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

18.3.          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other Applicable Law.

19.          NO REPRESENTATION BY COMPANY.

By granting the Awards, the Company is not, and shall not be deemed as, making any representation or warranties to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares and such representations and warranties are hereby disclaimed. The Company shall not be required to provide to any Grantee any information, documents or material in connection with the Grantee’s considering an exercise of an Award, or the acceptance of an Award, unless required by Applicable Law. To the extent that any information, documents or materials are provided, the Company shall have no liability with respect thereto. Any decision by a Grantee to exercise an Award, or to accept an Award, shall solely be at the risk of the Grantee.

20.          NO RETENTION RIGHTS.

Nothing in this Plan, any Award Agreement or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in the service of the Company or any Subsidiary or other Affiliate thereof as a Service Provider or to be entitled to any remuneration or benefits not set forth in this Plan or such agreement, or to interfere with or limit in any way the right of the Company or any such Subsidiary or other Affiliate thereof to terminate such Grantee’s employment or service (including, any right of the Company or any of its Affiliates to immediately cease the Grantee’s employment or service or to shorten all or part of the notice period, regardless of whether notice of termination was given by the Company or its Affiliates or by the Grantee). Awards granted under this Plan shall not be affected by any change in duties or position of a Grantee, subject to Sections 6.6 through 6.8. No Grantee shall be entitled to claim and the Grantee hereby waives any claim against the Company or any Subsidiary or other Affiliate thereof that he or she was prevented from continuing to vest Awards as of the date of termination of his or her employment with, or services to, the Company or any Subsidiary or other Affiliate thereof. No Grantee shall be entitled to any compensation in respect of the Awards which would have vested had such Grantee’s employment or engagement with the Company (or any Subsidiary or other Affiliate thereof) not been terminated.

21.          PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to this Plan from time to time within a period of ten (10) years from the Effective Date. From and after such date (as extended) no grants of Awards may be made and this Plan shall continue to be in full force and effect with respect to Awards or Shares issued thereunder that remain outstanding.

22.          AMENDMENT OF THIS PLAN AND AWARDS.

22.1.          The Board at any time and from time to time may suspend, terminate, modify or amend this Plan, whether retroactively or prospectively. Any amendment effected in accordance with this Section shall be binding upon all Grantees and all Awards, whether granted prior to or after the date of such amendment.  No termination or amendment of this Plan shall affect any then outstanding Award unless expressly provided by the Board.

22.2.          Subject to changes in Applicable Law that would permit otherwise, without the approval of the Company’s shareholders, there shall be (i) no increase in the maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options (except by operation of the provisions of Section 14.1), (ii) no change in the class of persons eligible to receive Incentive Stock Options, and (iii) no other amendment of this Plan that would require approval of the Company’s shareholders under any Applicable Law or the rules of the applicable stock market or exchange, if any, on which the Shares are principally quoted or traded. Unless not permitted by Applicable Law, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval. Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award that is not an Incentive Stock Option.

22.3.          The Board or the Committee at any time and from time to time may modify or amend any Award theretofore granted, including any Award Agreement, whether retroactively or prospectively.

22.4.          Notwithstanding anything to the contrary in Section 22.1 and Section 22.3, the Grantee’s consent to any amendment to the Plan, any Award or any Award Agreement shall not be required unless the Committee determines that the action would materially infringe upon the Grantee’s rights under an outstanding Award. For the avoidance of doubt, the Grantee’s consent shall not be required (i) if an Option intended to be an Incentive Stock Option is deemed a Nonqualified Stock Option, (ii) with respect to the acceleration of vesting of an Incentive Stock Option, or (iii) if the Committee in its discretion deems the action necessary or advisable to comply with Section 422 of the Code, Section 409A of the Code or other Applicable Law.

23.          APPROVAL.

23.1.          This Plan shall take effect upon its adoption by the Board (the date of the Board’s adoption of this Plan, the “Effective Date”). No Incentive Stock Option granted under this Plan may be exercised until this Plan is approved by shareholders of the Company holding a majority of the outstanding securities of the Company entitled to vote (determined on an as-converted basis). If such shareholder approval is not obtained within twelve (12) months after the date of the Board’s adoption of the Plan, then all Incentive Stock Options previously granted under this Plan shall immediately and automatically terminate and cease to be outstanding, and no further Incentive Stock Options shall be granted under this Plan.

23.2.          102 Awards are conditional upon the filing with or approval by the ITA, if required, as set forth in Section 9.4. Failure to so file or obtain such approval shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not a 102 Award.

24.          RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A.

24.1.          Notwithstanding anything herein to the contrary, the terms and conditions of this Plan may be supplemented or amended with respect to a particular country or tax regime by means of an appendix to this Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of this Plan, the provisions of such appendix shall govern. Terms and conditions set forth in such appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country or such other tax regime that is the subject of such appendix and shall not apply to Awards issued to a Grantee not under the jurisdiction of such country or such other tax regime. The adoption of any such appendix shall be subject to the approval of the Board or the Committee, and if determined by the Committee to be required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations or otherwise, then also the approval of the shareholders of the Company at the required majority.

24.2.          This Section 24.2 shall only apply to Awards granted to U.S. Service Providers.

24.2.1          It is the intention of the Committee that no Award shall be deferred compensation subject to Section 409A of the Code unless and to the extent that the Committee specifically determines otherwise as provided in Section 24.2.2, and the Plan and the terms and conditions of all Awards shall be interpreted and administered accordingly.

24.2.2          The terms and conditions governing any Awards that the Committee specifically determines will be subject to Section 409A of the Code, including any rules for payment or elective or mandatory deferral of the payment or delivery of Shares or cash pursuant thereto, and any rules regarding treatment of such Awards in the event of a Merger/Sale, shall be set forth in the applicable Award Agreement and shall be intended to comply in all respects with Section 409A of the Code, and the Plan and the terms and conditions of such Awards shall be interpreted and administered accordingly.

24.2.3          The Committee shall have complete discretion to interpret and construe the Plan and any Award Agreement in any manner that establishes an exemption from (or compliance with) the requirements of Section 409A of the Code. If, notwithstanding the foregoing provisions of this Section 24.2.3, any provision of the Plan or any such agreement would cause a Grantee to incur any additional tax or interest under Section 409A of the Code, the Committee may reform such provision in a manner intended to avoid the incurrence by such Grantee of any such additional tax or interest; provided that the Committee shall maintain, to the extent reasonably practicable, the original intent and economic benefit to the Grantee of the applicable provision without violating the provisions of Section 409A of the Code. For the avoidance of doubt, no provision of this Plan shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A of the Code from any Grantee or any other individual to the Company or any of its affiliates, employees or agents.

24.2.4          Notwithstanding any other provision in the Plan, any Award Agreement, or any other written document establishing the terms and conditions of an Award, if any Grantee is a “specified employee,” within the meaning of Section 409A of the Code, as of the date of his or her “separation from service” (as defined under Section 409A of the Code), then, to the extent necessary to avoid adverse tax consequences under Section 409A of the Code, any payment made to such Grantee on account of his or her separation from service shall not be made before a date that is six months after the date of his or her separation from service (or death, if earlier).

24.2.5          Notwithstanding any other provision of this Section 24.2 to the contrary, although the Committee intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Committee does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law. None of the Committee, the Board, the Company or any of its Affiliates shall be liable to any Grantee for any tax, interest, or penalties the Grantee might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

25.          GOVERNING LAW; JURISDICTION.

This Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws. The competent courts located in Tel Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder. By signing any Award Agreement or any other agreement relating to an Award, each Grantee irrevocably submits to such exclusive jurisdiction.

26.          NON-EXCLUSIVITY OF THIS PLAN.

The adoption of this Plan shall not be construed as creating any limitations on the power or authority of the Company to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Company may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has or will lawfully put into effect, including any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

27.          MISCELLANEOUS.

27.1.          Survival. The Grantee shall be bound by and the Shares issued upon exercise or (if applicable) the vesting of any Awards granted hereunder shall remain subject to this Plan after the exercise or (if applicable) the vesting of Awards, in accordance with the terms of this Plan, whether or not the Grantee is then or at any time thereafter employed or engaged by the Company or any of its Affiliates.

27.2.          Additional Terms. Each Award awarded under this Plan may contain such other terms and conditions not inconsistent with this Plan as may be determined by the Committee, in its sole discretion.

27.3.          Fractional Shares. No fractional Share shall be issuable upon exercise or vesting of any Award and the number of Shares to be issued shall be rounded down to the nearest whole Share (and the Company shall not have liability to compensate for such fractional shares at any time), with in any Share remaining at the last vesting date due to such rounding to be issued upon exercise at such last vesting date.

27.4.          Severability. If any provision of this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with Applicable Law as it shall then appear.

27.5.          Captions and Titles. The use of captions and titles in this Plan or any Award Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning or interpretation of any provision of this Plan or such agreement.

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